Exhibit 4.28

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 16, 2006

AMONG

AUDIOCODES LTD.,

AUDIOCODES, INC.,

GREEN ACQUISITION CORP.,

NUERA COMMUNICATIONS, INC.

AND

ROBERT WADSWORTH, AS SELLERS’ REPRESENTATIVE

ii

EXHIBITS:

EXHIBIT A	FORM OF ESCROW AGREEMENT
EXHIBIT B	FORM OF EXPENSES ESCROW AGREEMENT
EXHIBIT C	FORM OF LETTER OF TRANSMITTAL
EXHIBIT D	FORM OF BONUS RETENTION AGREEMENT
EXHIBIT E	FORM OF OPINION OF DLA PIPER RUDNICK GRAY CARY US LLP
EXHIBIT F	FORM OF STOCKHOLDER WRITTEN CONSENT

SCHEDULES:

DISCLOSURE SCHEDULE
SCHEDULE 2.3
SCHEDULE 5.8(c)

INDEX OF DEFINED TERMS

(BY PAGE NUMBER)

Accounting Firm	5	HSR Act	11
Actual Value	5	Intellectual Property Rights	16
Agreement	1	Interim Financial Statements	35
Appraisal Shares	6	Judgment	11
Appraisal Statute	6	Law	11
AudioCodes	1	Leased Property	13
Certificate	3	Legal Proceeding	17
Certificate of Merger	1	Letter of Transmittal	7
Closing	1	Lien	11
Closing Date	1	Low Value	5
COBRA	22	Material Contract	14
Code	4	Merger	1
Common Stock	9	Merger Sub	1
Company	1	Most Recent Balance Sheet	12
Company Indemnified Parties	36	Most Recent Balance Sheet Date	12
Company Personnel	12	Objection Notice	5
Company Stock Plans	4	Option Consideration	4
Confidentiality Agreement	31	Ordinary Course of Business	12
Consideration Certificate	40	Outside Date	45
Customers	26	Parent	1
Delaware Secretary of State	1	Parent Indemnified Party	42
DGCL	1	Party	37
Disclosure Statement	33	Paying Agent	6
DOJ	37	Pension Plan	20
Earn Out Amount	4	Permits	12
Effective Time	2	Pre-Closing Statement	34
ERISA	20	Pre-Closing Tax Return	31
ERISA Affiliate	22	Preferred Stock	9
Escrow Agent	2	Required Disclosure	37
Escrow Agreement	2	Required Portion	45
Escrow Amount	2	Securities Act	31
Escrow Fund	42	Seller Indemnified Party	43
Exchange Act	31	Seller Indemnity Threshold	43
Exchange Fund	7	Sellers' Representative	57
Exon-Florio Act	11	Series A Preferred	9
Expenses Escrow Agreement	2	Statement	5
Expenses Escrow Amount	2	Stockholder Approval	9
Expiration Date	45	Suppliers	26
Financial Statements	12	Surviving Corporation	1
Foreign Antitrust Laws	11	Voting Company Debt	10
FTC	37	Warrant Consideration	4
GAAP	12	Written Consent	46
High Value	5

AGREEMENT AND PLAN OF MERGER dated as of May 16, 2006 (this “Agreement”), among AUDIOCODES LTD., a company organized under the laws of the State of Israel “AudioCodes”) , AUDIOCODES, INC., a Delaware Corporation (“Parent”), GREEN ACQUISITION CORP., a Delaware corporation (“Merger Sub”), NUERA COMMUNICATIONS, INC., a Delaware corporation (the “Company”) and ROBERT WADSWORTH, as Sellers’ Representative.

INTRODUCTION

        The Boards of Directors of each of the Company, AudioCodes, Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement, and such Boards of Directors have approved in all respects this Agreement and the transactions contemplated hereby and the other Transaction Agreements. As a result of the Merger, each issued and outstanding share of capital stock of the Company will be converted into the right to receive the consideration provided in this Agreement.

        In consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Parties agree as follows:

ARTICLE 1
THE MERGER

        Section 1.1. The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

        Section 1.2. Closing.  The closing of the Merger (the “Closing”) shall be held at the offices of DLA Piper Rudnick Gray Cary US LLP, 4365 Executive Drive, Suite 1100, San Diego, California 92121, at 10:00 a.m. on the date as soon as practicable, and in any event not later than two (2) Business Days, following satisfaction of all conditions and taking of all other actions (other than those that by their terms are to be satisfied or taken at the Closing) set forth in Article 7 (or, to the extent permitted by Law, waived by the Parties entitled to the benefits thereof), or on such other date, and at such other time or place, as Parent and the Company may mutually agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

        Section 1.3. Actions at the Closing. At the Closing (a) the Parties shall cause a certificate of merger in customary form acceptable to the Parent and the Company and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) and other required documents to be filed in the office of the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), and Parent, Merger Sub and the Company shall make all other filings or recordings required under the DGCL and applicable Law to give effect to the Merger and the other transactions contemplated hereby; (b) Parent and AudioCodes shall deposit or cause to be deposited $7,500,000 (the “Escrow Amount”) with U.S. Bank Trust National Association, in its capacity as escrow agent (the “Escrow Agent”) under the Escrow Agreement to be entered into on or prior to the Closing Date by Parent, the Sellers’Representative and the Escrow Agent in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”), to be administered in accordance with the Escrow Agreement; and (c) Parent and AudioCodes shall deposit or cause to be deposited $1,000,000 (the “Expenses Escrow Amount”) with the Escrow Agent under the Expenses Escrow Agreement to be entered into on or prior to the Closing Date by the Parent, Sellers’ Representative and the Escrow Agent in substantially the form attached hereto as Exhibit B (the “Expenses Escrow Agreement”), to be administered in accordance with the Expenses Escrow Agreement. The Expenses Escrow Fund shall be available solely to compensate the Sellers’Representative and the Sellers for all fees and expenses reasonably incurred by: (i) the Sellers’ Representative in performing its duties under this Agreement; and (ii) the Sellers’ Representative and the Sellers in defending against any claims for indemnification or other claims for damages by AudioCodes, Parent or any other Parent Indemnified Party pursuant to this Agreement or otherwise.

        Section 1.4. Effective Time. The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger.

        Section 1.5. Effects of the Merger.  The Merger shall have the effects set forth in Section 259 of the DGCL.

        Section 1.6. Certificate of Incorporation and By-laws.  Subject to the provisions of Section 5.12, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated, as of the Effective Time, so as to read the same as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of the Company and any references therein to the incorporator and the initial directors shall be deleted, and, as so amended, such Amended and Restated Certificate of Incorporation shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law. Subject to the provisions of Section 5.12, the By-laws of Merger Sub as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until amended, except that the name of the corporation set forth therein shall be changed to the name of the Company.

        Section 1.7. Directors and Officers of Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE 2
EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS;
EXCHANGE OF CERTIFICATES

        Section 2.1. Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Capital Stock of the Company or any shares of Capital Stock of Merger Sub:

    (a)       Capital Stock of Merger Sub. Each issued and outstanding share of Capital Stock of Merger Sub shall be converted into and shall become one fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation.

    (b)       Cancellation of Treasury Stock. Each share, if any, of Capital Stock of the Company that is held by the Company as treasury stock or owned by the Company or any of its Subsidiaries shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor.

    (c)        Conversion of Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than the Appraisal Shares and shares to be cancelled and retired in accordance with Section 2.1(b), shall be converted into the right to receive, without interest and subject to Section 2.5(a), the Closing Common Merger Consideration, plus, when payable, any amounts required to be paid in respect of such Company Common Stock pursuant to Section 2.3 of this Agreement, the Escrow Agreement and the Expenses Escrow Agreement.

    (d)        Conversion of Preferred Stock. Each share of Preferred Stock issued and outstanding immediately prior to the Effective Time, other than the Appraisal Shares and shares to be cancelled and retired in accordance with Section 2.1(b), shall be converted into the right to receive, without interest and subject to Section 2.5(a), the Closing Preferred Merger Consideration, plus, when payable, any amounts required to be paid in respect of such Preferred Stock pursuant to Section 2.3 of this Agreement, the Escrow Agreement and the Expenses Escrow Agreement.

    (e)        Effect on Capital Stock. At the Effective Time, all shares of Capital Stock of the Company shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares (a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Closing Merger Consideration upon surrender of such Certificate in accordance with Section 2.5, without interest. In no event shall the aggregate Merger Consideration, the aggregate Option Consideration and the aggregate Warrant Consideration exceed $85,000,000 plus any increase under Section 2.3 hereof up to the Earn Out Amount.

        Section 2.2. Options and Warrants.

    (a)        Each Option (whether vested or not) outstanding immediately prior to the Effective Time with an exercise price per share that is less than the Common Merger Consideration shall be terminated at the Effective Time in exchange for the right to receive, without interest, for each share subject to such Option (i) following the Effective Time an amount equal to the product of (A) the excess of the Common Merger Consideration over the exercise price per share of such Option multiplied by (B) the Closing Percentage plus (ii) for each share subject to such Option when payable, any amounts required to be paid in respect of a share of Company Common Stock pursuant to the Escrow Agreement and the Expenses Escrow Agreement and any Earn Out Per Share Amount (the “Option Consideration”). Each Warrant outstanding immediately prior to the Effective Time with an exercise price per share that is less than the Preferred Merger Consideration shall be terminated in exchange for the right to receive, without interest, for each share subject to such Warrant (i) following the Effective Time, an amount equal to the product of (A) the excess of the Preferred Merger Consideration over the exercise price per share of such Warrant multiplied by (B) the Closing Percentage plus (ii) when payable, any amounts required to be paid in respect of a share of Preferred Stock pursuant to the Escrow Agreement and the Expenses Escrow Agreement and any Earn Out Per Share Amount (the “Warrant Consideration”). The right of any holder of an Option to receive the Option Consideration shall be subject to and reduced by the amount of any tax or other withholding that is required under applicable Law. After the Closing, Parent will cause the Option Consideration and the Warrant Consideration that is payable following the Effective Time to be paid as soon as practicable; provided, however, that Parent or the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the Option Consideration such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) or any provision of any other applicable Law.

    (b)        At the Effective Time, each Option outstanding as of the Effective Time with an exercise price per share that is equal to or greater than the Common Merger Consideration and each Warrant outstanding as of the Effective Time with an exercise price per share that is equal to or greater than the Common Merger Consideration or the Preferred Merger Consideration, as applicable, shall be terminated, without any consideration therefor.

    (c)        The Company agrees that the Board of Directors of the Company (or, if appropriate, any committee administering any stock option plan or other stock or equity-related plan of the Company (the “Company Stock Plans”) shall adopt such resolutions or take such other actions (including obtaining any required consents but not including the payment of any cash or non-cash consideration) as may be required to effect the transactions described in this Section 2.2 as of the Effective Time. The Company shall terminate all Company Stock Plans at the Effective Time.

        Section 2.3. Earn-Out.

    (a)       Subject to this Section 2.3, the Merger Consideration, Option Consideration and Warrant Consideration shall be subject to an increase up to a maximum aggregate amount of $5,000,000 if the Surviving Corporation achieves any of the levels of Net Product Sales specified on Schedule 2.3 to this Agreement, during the Earn Out Period, from sales of the specified products and the provision of services set forth on Schedule 2.3 to the specified customers set forth on Schedule 2.3 and such other customers as AudioCodes may determine in its sole and absolute discretion. The specific “Earn Out Amount” shall be determined in accordance with the formula set forth on Schedule 2.3 and shall be payable in accordance with this Section 2.3.

    (b)       Within seventy-five (75) days following each of December 31, 2006, March 31, 2007 and June 30, 2007, the Surviving Corporation shall (i) prepare a statement (the “Statement”) setting forth the Net Product Sales from the beginning of the Earn Out Period through the applicable date, and (ii) deliver or cause to be delivered the Statement, together with a summary of the basis for the determination set forth therein, to the Sellers’ Representative.

    (c)       If the Sellers’ Representative objects to the calculations set forth in the Statement for any period for which a Statement is required to be delivered under Section 2.3(b), then within thirty (30) days after the delivery to the Sellers’ Representative of such Statement, the Sellers’ Representative may deliver to the Company and Parent a written notice (the “Objection Notice”), describing in reasonable detail the Sellers’ Representative’s objections to the Statement and setting forth the calculation determined by the Sellers’ Representative to be correct. The failure of the Sellers’ Representative to deliver an Objection Notice in connection with a particular Statement (other than the final Statement delivered after June 30, 2007) will not constitute an acknowledgement of, or agreement to, the calculations contained in such Statement should the Sellers’ Representative deliver an Objection Notice in connection with a subsequent Statement. If the Sellers’ Representative gives the Objection Notice to the Company and Parent within such 30-day period, the Company and the Sellers’ Representative will use commercially reasonable efforts to resolve the dispute during the 45-day period commencing on the date Parent receives the Objection Notice from Sellers’ Representative. If the Sellers’ Representative and Parent do not obtain a final resolution within such 45-day period, then the items in dispute shall be submitted immediately to a nationally-recognized, independent accounting firm reasonably acceptable to the Sellers’ Representative and Parent (the “Accounting Firm”); provided that the Parties agree that the Accounting Firm shall not be Ernst & Young LLP. The Accounting Firm shall be required to render a determination of the applicable dispute within forty-five (45) days after referral of the matter to the Accounting Firm, which determination must be in writing and must set forth, in reasonable detail, the basis therefor. The determination of the Accounting Firm shall be conclusive and binding upon the Sellers’ Representative, the Company and the other parties hereto.

    (d)        In the event the Sellers’ Representative and Parent submit any unresolved objections to an Accounting Firm for resolution as provided in Section 2.3(c), the responsibility for the fees and expenses of the Accounting Firm shall be as follows:

    (i)       if such Accounting Firm resolves all of the remaining objections in favor of Parent’s position (the calculation so determined is referred to herein as the “Low Value”), then all of the fees and expenses of the Accounting Firm shall be paid by the Sellers’ Representative;

    (ii)       if the Accounting Firm resolves all of the remaining objections in favor of the Sellers’ Representative’s position (the calculation so determined is referred to herein as the “High Value”), then all of the fees and expenses of the Accounting Firm shall be paid by the Company; and

    (iii)       if such Accounting Firm neither resolves all of the remaining objections in favor of Parent’s position nor resolves all of the remaining objections in favor of the Sellers’ Representative’s position (the calculation so determined is referred to herein as the “Actual Value”), then that fraction of the fees and expenses of the Accounting Firm equal to (x) the difference between the High Value and the Actual Value over (y) the difference between the High Value and the Low Value shall be paid by the Sellers’ Representative, and the Company will be responsible for the remainder of the fees and expenses of the Accounting Firm.

    (e)       Within ten (10) Business Days of the later of (i) the delivery of any Statement that provides that Net Product Sales equals or exceeds any of the target levels of Net Product Sales set forth on Schedule 2.3, or (ii) a resolution of the calculation set forth in a Statement for which an Objection Notice has been given in accordance with Section 2.3(c), which resolution provides that Net Product Sales equals or exceeds any of the target levels set forth in Schedule 2.3, Parent and AudioCodes shall deliver, or shall cause to be delivered, to the Paying Agent the Earn Out Amount determined to be payable (less any portion of the aggregate Earn Out Amount previously earned and delivered to the Paying Agent), for distribution to the holders of the Earn Out Shares. The Paying Agent shall deliver to each such holder the Earn Out Per Share Amount for each Earn Out Share held by such holder. In no event shall the aggregate Earn Out Amount payable by Parent and/or AudioCodes exceed $5,000,000. The Earn Out Per Share Amount for any holder of an Earn Out Share that holds such share by virtue of the cancellation of an Option pursuant to Section 2.2(a) shall be subject to and reduced by the amount of any tax or other withholding that is required under applicable Law.

        Section 2.4. Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of the Company’s Capital Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the “Appraisal Statute”) shall not be converted into the right to receive the applicable Merger Consideration as provided in Section 2.1, but instead such holder shall be entitled to payment of the fair value of such Appraisal Shares in accordance with the Appraisal Statute. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of the Appraisal Statute. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the Appraisal Statute, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Appraisal Statute, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under the Appraisal Statute shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become solely, the right to receive the Merger Consideration as provided in Section 2.1. The Company shall serve prompt notice to Parent of any demands for appraisal of any shares of the Company’s Capital Stock, withdrawals of such demands and any other related instruments served pursuant to the DGCL and received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, nor shall the Company agree to or commit to making any such payment or settlement or admit to any liability with respect to such matters.

        Section 2.5. Exchange Procedures.

    (a)        Promptly following the Effective Time, Parent and AudioCodes shall, provide or cause to be provided to U.S. Bank National Trust Association (the “Paying Agent”), cash necessary to pay for the shares of Company Capital Stock converted into the right to receive the Closing Common Merger Consideration or the Closing Preferred Merger Consideration pursuant to Section 2.1 (such cash, being hereinafter referred to as the “Exchange Fund”). Prior to or as soon as practicable after the Closing, the Company shall provide to each holder of a Certificate (i) a letter of transmittal in substantially the form attached as Exhibit C (a “Letter of Transmittal”) and (ii) instructions for effecting the surrender of such Certificate in exchange for the Closing Common Merger Consideration or the Closing Preferred Merger Consideration with respect to each of the shares of Capital Stock of the Company represented thereby. Following surrender of a Certificate to the Paying Agent, together with such Letter of Transmittal duly executed and completed in accordance with the instructions thereto, a properly executed substitute Form W-9 or Form W-8BEN, if applicable, from such holder in form and substance acceptable to Parent, and such other documents as may reasonably be required by Parent or the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor an amount equal to the Closing Common Merger Consideration or the Closing Preferred Merger Consideration (rounded up to the nearest $0.01) for the shares of Capital Stock of the Company represented by such Certificate pursuant to Section 2.1, without interest and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, such Certificates shall upon and following the Effective Time represent solely the right to receive the Closing Common Merger Consideration or Closing Preferred Merger Consideration with respect to the shares of Capital Stock of the Company represented thereby, without interest.

    (b)        If any Certificate shall have been lost, stolen, mutilated, defaced or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated, defaced or destroyed, the holder of such Certificate shall be entitled to receive, subject to Section 2.5(a), in exchange for such lost, stolen, mutilated, defaced or destroyed Certificate, the amount of the Closing Merger Consideration with respect to the shares of Capital Stock of the Company pursuant to Section 2.1; provided, however, that Parent may, in its discretion and as a condition precedent to the receipt of such amount by such holder, require the owner of such lost, stolen, mutilated, defaced or destroyed Certificate to deliver a bond in such sum as it may reasonably require as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to the Certificate alleged to have been lost, stolen, mutilated, defaced or destroyed.

    (c)        Any portion of the Exchange Fund that remains undistributed to the holders of Capital Stock of the Company for six months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holder of Capital Stock of the Company who has not theretofore complied with this Article 2 shall thereafter look only to the Surviving Corporation for payment of its claim for Merger Consideration.

    (d)        None of Parent, Merger Sub, the Company or the Paying Agent shall be liable to any Person in respect of any cash from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any such cash in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, and agreed to by the Sellers’ Representative. Any interest and other income resulting from such investments shall be paid to Parent.

    (e)        Parent or the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Capital Stock of the Company pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of tax Law.

        Section 2.6. No Further Ownership Rights. The Closing Merger Consideration paid in accordance with the terms of this Article 2 upon conversion of any shares of Capital Stock of the Company shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Capital Stock, subject, however, to the obligations to pay any further Merger Consideration in accordance with the Escrow Agreement, the Expenses Escrow Agreement and Section 2.3 of this Agreement. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Capital Stock of the Company that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any certificates formerly representing shares of Capital Stock of the Company are presented to the Surviving Corporation or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article 2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company makes the representations and warranties set forth in this Article 3 to AudioCodes, Parent and Merger Sub as of the date of this Agreement and as of the Closing, subject to the exceptions set forth in the attached Disclosure Schedule.

        Section 3.1. Organization and Standing.  Each of the Company and its Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction or organization, (ii) has all requisite corporate power and authority to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, which jurisdictions are listed in Section 3.1 of the Disclosure Schedule, except where failure to be so qualified and in good standing would not have a Material Adverse Effect. Each of the Company and its Subsidiaries has made available to Parent complete and correct copies of its Constitutive Documents, as amended. The Company is not a foreign company subject to Section 2115 of the California Corporations Code. No more than one-half of the Company’s outstanding voting securities were held of record by persons having addresses in the State of California, based on the books of the Company on the record date for the latest meeting of stockholders held during its fiscal year 2006 or, if no meeting was held during that year, on March 25, 2006.

        Section 3.2. Subsidiaries. The Company does not have any Subsidiaries and does not own or control, directly or indirectly, any membership interest, partnership interest, joint venture interest, other equity interest or any other Capital Stock in any Person.

        Section 3.3. Power and Authority; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery by the Company of this Agreement and the consummation by the Company of the Merger and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to the receipt of the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally.

        Section 3.4. Authorization.

    (a)        The Board of Directors of the Company unanimously adopted resolutions (i) approving and declaring advisable the Merger, this Agreement and the other Transaction Agreements and the other transactions contemplated hereby and thereby (ii) determining that the Merger Consideration and the other terms of this Agreement are fair to and in the best interest of the Company and the stockholders of the Company, (iii) authorizing the Company to enter into this Agreement and to consummate the Merger and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, (iv) directing that the Merger and this Agreement be submitted to the stockholders of the Company for approval and adoption of the Merger and this Agreement and (v) recommending that the Company’s stockholders adopt this Agreement.

    (b)        The only votes of holders of any class or series of Capital Stock of the Company, which may be taken by written consent, necessary to approve, adopt and effect the Merger, this Agreement, the other Transaction Agreements and the other transactions contemplated hereby are the affirmative votes to adopt this Agreement of holders of (i) a majority of the outstanding shares of Capital Stock of the Company, voting together as a single class and (ii) a majority of the outstanding shares of Series A Preferred, voting as a separate class (collectively, the “Stockholder Approval”). None of the Sellers has purported to vote under Section 251 of the DGCL (or execute or deliver an effective written consent under Section 228 of the DGCL) for the adoption of this Agreement prior to both the approval of this Agreement and the declaration of its advisability by the Company’s Board of Directors and the execution and delivery of this Agreement.

        Section 3.5. Capitalization.

    (a)        The authorized capital stock of the Company consists of 80,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”) and 35,650,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”), of which 35,650,000 shares are designated as Series A Preferred Stock (the “Series A Preferred”). At the close of business on the date hereof (i) 28,253,368 shares of Common Stock and 34,709,907 shares of Series A Preferred were issued and outstanding, (ii) 403,703 shares of Common Stock were held by the Company in its treasury, (iii) 10,567,407 shares of Common Stock were subject to outstanding Options and an additional 13,984,725 shares of Common Stock were reserved for issuance pursuant to the Company Stock Plans (iv) 123,624 shares of Series A Preferred were subject to outstanding Warrants and (v) 35,650,000 shares of Common Stock were reserved for issuance in connection with the conversion of the Series A Preferred. Except as set forth above, at the close of business on the date hereof, no shares of Capital Stock of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Capital Stock of the Company and each of its Subsidiaries are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL or other Law, the Company’s or any of such Subsidiaries’ Constitutive Documents or any Contract to which the Company or any of such Subsidiaries are a party or otherwise bound. There are not any bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Capital Stock of the Company may vote (“Voting Company Debt”). Except as set forth above, as of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which it is bound (i) obligating the Company or any of such Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Capital Stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any Capital Stock of or other equity interest in, the Company or any of its Subsidiaries or any Voting Company Debt, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (iii) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of Capital Stock of the Company or any of its Subsidiaries. There are not any outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Capital Stock of the Company or any of its Subsidiaries. Since April 10, 2003, the Company has not declared or paid any dividends or distributions on any of the Capital Stock of the Company.

    (b)        Section 3.5(b) of the Disclosure Schedule sets forth a complete and accurate list of the holders of Capital Stock of the Company as of the date hereof, showing the number of shares of such Capital Stock, and the class or series of such shares, held by each such stockholder and, with respect to shares other than Company Common Stock, the number of shares of Company Common Stock (if any) into which such shares are convertible. There has been no adjustment to the conversion price for the Series A Preferred. All of the issued and outstanding shares of Capital Stock of the Company and its Subsidiaries have been offered, issued and sold by the Company in compliance with all applicable federal and state securities Laws.

    (c)        Section 3.5(c) of the Disclosure Schedule sets forth a complete and accurate list of all Company Stock Plans. Section 3.5(c) of the Disclosure Schedule sets forth a complete and accurate list of (i) all holders of outstanding Options as of the date hereof, indicating, with respect to each Option, the Company Stock Plan under which it was granted, the number of shares of Company Common Stock subject to such Option, the exercise price and the date of grant; and (ii) all holders of outstanding Warrants, indicating, with respect to each Warrant, the Contract or other document under which it was granted, the number of shares of Capital Stock of the Company, and the class or series of such shares, subject to such Warrant, the exercise price, the date of issuance and the expiration date thereof. The Company has made available to Parent complete and accurate copies of all Company Stock Plans and all Contracts evidencing Options and Warrants. No Option is exercisable for any class or series of Capital Stock of the Company other than Company Common Stock.

    (d)        Except as set forth in Section 3.5(d) of the Disclosure Schedule, there is no Contract between the Company or any of its Subsidiaries and any holder of its securities, or, to the Company’s Knowledge, among any holders of its securities, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag-along” rights), registration under the Securities Act of 1933 or voting, of any Capital Stock of the Company or any of its Subsidiaries.

        Section 3.6. Noncontravention.

    (a)        The execution and delivery by the Company of this Agreement, the other Transaction Agreements, the consummation of the Merger and the other transactions contemplated hereby and thereby and the compliance by the Company with the provisions hereof and thereof do not and will not conflict with, or result in any violation or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any lien, pledge, claim, charge, mortgage, encumbrance or other security interest of any kind, whether arising by Contract or by operation of Law (a “Lien”), in or upon any of the properties or assets of the Company under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Constitutive Documents of the Company, (ii) any Material Contract or (iii) subject to the governmental filings and other matters referred to in Section 3.6(b)(i) and (ii), any constitution, act, statute, law (including common law), ordinance, treaty, rule or regulation of any Governmental Entity (a “Law”) or any judgment, order or decree (a “Judgment”), in each case applicable to the Company or its properties or assets, except in the case of clauses (ii) and (iii) where such conflict, violation, default or other result is not likely to have a Material Adverse Effect on the Company.

    (b)        No consent, approval, license, permit, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement, the other Transaction Agreements, the consummation by the Company of the Merger and the other transactions contemplated hereby or thereby or the compliance by the Company with the provisions hereof and thereof, except for (i) filings required under, and compliance with other applicable requirements of, the Hart Scott Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) filings required under, and compliance with other applicable requirements of, non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), (iii) filings pursuant to, and compliance with other applicable requirements of Section 5021 of the Omnibus Trade and Competitiveness Act of 1988 (the “Exon-Florio Act”), (iv) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (v) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made individually or in the aggregate would not cause a Material Adverse Effect.

        Section 3.7. Compliance with Laws. Each of the Company and its Subsidiaries is, and for the last five years, has been, in material compliance with all applicable Judgments and all material applicable Laws. In the last five years, none of the Company or any of its Subsidiaries has received a notice or other communication alleging a violation by the Company or such Subsidiary of any material applicable Law or Judgment applicable to its businesses or operations.

        Section 3.8. Permits. Each of the Company and its Subsidiaries validly holds and has in full force and effect all material federal, state or local, domestic or foreign, governmental consents, approvals, orders, authorizations, certificates, filings, notices, permits, concessions, registrations, franchises, licenses or rights (“Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its businesses as now conducted, and there has occurred no material violation of, or default (with or without notice or lapse of time or both) under, or event giving to the issuer thereof the right to terminate, amend or cancel any such Permit. Each of the Company and its Subsidiaries has complied in all material respects with the terms and conditions of all Permits issued to or held by the Company or such Subsidiary, and such Permits will not be subject to suspension, modification, revocation or nonrenewal as a result of the consummation of the Merger, the execution and delivery of this Agreement or the other transactions contemplated hereby. No proceeding is pending or, to the Knowledge of the Company, threatened seeking the revocation or limitation of any Permit. No Permits are held in the name of any current or former director, officer, employee, independent contractor or consultant of the Company or its Subsidiaries (“Company Personnel”) or agent or otherwise on behalf of the Company or its Subsidiaries.

        Section 3.9. Financial Statements.

    (a)        The Company has delivered (A) the unaudited consolidated balance sheet (the “Most Recent Balance Sheet”) of the Company and its Subsidiaries as of March 25, 2006 (the “Most Recent Balance Sheet Date”), and the unaudited consolidated statements of income and cash flows of the Company and its Subsidiaries for the year ended March 25, 2006, and (B) the audited consolidated balance sheets of the Company and its Subsidiaries as of March 26, 2005 and March 27, 2004, and the audited consolidated statements of income and cash flows of the Company and it Subsidiaries for the years ended March 31, 2005 and March 31, 2004, together with the notes to such financial statements (the financial statements described in clauses (A) and (B) above, together with the financial statements to be delivered pursuant to Section 5.8(a)(i) and 5.9 (after such financial statements are delivered), collectively, the “Financial Statements”). The Financial Statements (i) are consistent with the books and records of the Company, (ii) have been prepared in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”), except that the Financial Statements listed in clause (A) and any delivered pursuant to Section 5.9 do not or will not contain notes and remain subject to year end adjustments, and (iii) present fairly the consolidated financial condition, results of operations, stockholders’ equity and cash flows of the Company as of the respective dates thereof and for the periods referred to therein.

    (b)        All accounts receivable of the Company and its Subsidiaries reflected on the Most Recent Balance Sheet are current and arose from valid transactions in the ordinary course of business in substantially the same manner as presently conducted and consistent with past practice (the “Ordinary Course of Business”) with unrelated third parties. Neither of the Company nor any of its Subsidiaries has received any notice or other indication that any of the Company’s or such Subsidiary’s accounts receivable will not be collectible in full, net of any reserves shown on the Most Recent Balance Sheet.

    (c)        The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; (iii) access to material assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate actions are taken with respect to any differences.

        Section 3.10. Absence of Changes or Events.  Since the Most Recent Balance Sheet Date, (a) each of the Company and its Subsidiaries has conducted its businesses only in the Ordinary Course of Business, (b) there has occurred no Material Adverse Effect, and (c) neither the Company nor any of its Subsidiaries has taken any of the actions that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 5.1.

        Section 3.11. Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature (whether known, absolute, contingent, accrued or otherwise), except for such liabilities and obligations (a) to the extent shown on the Most Recent Balance Sheet, (b) that were incurred in the Ordinary Course of Business since the Most Recent Balance Sheet Date or (c) set forth in Contracts, other than obligations due to any material breaches or non-performance thereunder.

        Section 3.12. Assets other than Real Property.

    (a)        Each of the Company and its Subsidiaries is the true and lawful owner or lessor and has good and valid title to, or a valid leasehold interest in, all assets (tangible or intangible) reflected on the Most Recent Balance Sheet or thereafter acquired, except those sold or otherwise disposed of in the Ordinary Course of Business since the Most Recent Balance Sheet Date and not in violation of this Agreement, in each case free and clear of all Liens (other than Permitted Liens).

    (b)        Each of the Company and its Subsidiaries owns or leases all tangible assets sufficient for the conduct of its businesses as presently conducted. The tangible assets of the Company and each Subsidiary are free from material defects, have been maintained in accordance with the past practice of the Company or such Subsidiary and generally accepted industry practice, are in good working order and are suitable for the purposes for which they are presently used. All material leased personal property of the Company or any of its Subsidiaries is in good working order, ordinary wear and tear excepted.

    (c)        This Section 3.12 does not relate to real property or interests in real property, such items being the subject of Section 3.13, or to Intellectual Property or interests in Intellectual Property, such items being the subject of Section 3.15.

        Section 3.13. Real Property. Neither the Company nor any of its Subsidiaries owns any real property or interests in real property. Section 3.13 of the Disclosure Schedule lists all real property and interests in real property leased by the Company or its Subsidiaries (each, a “Leased Property”). The Company has made available to Parent complete and accurate copies of all such leases, and any operating agreements relating thereto. With respect to each Leased Property, the Company and each of its Subsidiaries have good and valid title to the leasehold estate relating thereto, free and clear of all Liens (other than Permitted Liens), leases, assignments and subleases and the Company and each of its Subsidiaries enjoy peaceful and undisturbed possession thereunder.

        Section 3.14. Contracts.

    (a)       Section 3.14(a) of the Disclosure Schedule lists each of the following Contracts which the Company or any of its Subsidiaries are a party to or are bound by (each such Contract, whether or not set forth in such section of the Disclosure Schedule, a “Material Contract”):

(i) employment or consulting Contract, or any employee collective bargaining agreement or other Contract with any labor union or any Company Personnel;

    (ii)       Contract not to compete or otherwise restricting the Company or any of its Subsidiaries in the development, manufacture, marketing, distribution or sale of any of their respective products or services or otherwise in their respective operations and business;

(iii) Contract containing any “non-solicitation” or “no-hire” provision that restricts the Company or such Subsidiary;

    (iv)       lease, sublease or similar Contract with any Person under which the Company is a lessor or sublessor of, or makes available for use to any Person (other than the Company), (A) any Leased Property or (B) any portion of any premises otherwise occupied by the Company or its Subsidiaries;

    (v)       lease or similar Contract with any Person under which (A) the Company or any of its Subsidiaries is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) the Company or any of its Subsidiaries is a lessor or sublessor of, or makes available for use by any Person, any tangible personal property owned or leased by the Company or any of its Subsidiaries;

    (vi)       Contract (or substantially related Contracts) for the purchase or sale of products or the furnishing or receipt of services (A) requiring or otherwise involving, or reasonably be expected to involve, payment by or to the Company or any of its Subsidiaries of more than an aggregate of $100,000, (B) in which the Company has granted manufacturing rights, “most favored nation” pricing provisions or marketing or distribution rights relating to any products or territory, (C) in which the Company or any of its Subsidiaries has agreed to purchase a minimum quantity of goods or services which would exceed an aggregate of $100,000 or has agreed to purchase goods or services exclusively from a certain party or (D) with any of the Customers or Suppliers (each as defined herein);

    (vii)       Contract for the disposition of any significant portion of the assets or business of the Company or any of its Subsidiaries or any agreement for the acquisition, directly or indirectly, of a significant portion of the assets or business of any other Person;

(viii) Contract for any joint venture or partnership;

    (ix)       Contract granting a third party, including but not limited to Affiliates of the Company, any license or other right to any Intellectual Property Right, or pursuant to which the Company or any of its Subsidiaries has been granted by a third party any right or license to any Intellectual Property (excluding non-exclusive licenses for commercial off-the-shelf Software), or pursuant to which the Company obtained any option to purchase or obtain a license to, the Intellectual Property of any other Person;

    (x)       Contract (other than trade debt incurred in the Ordinary Course of Business) under which the Company or any of its Subsidiaries has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person;

    (xi)       Contract under which (A) any Person has directly or indirectly guaranteed Indebtedness, liabilities or obligations of the Company or any of its Subsidiaries or (B) the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness, liabilities or obligations of any Person (in each case other than endorsements for the purpose of collection in the Ordinary Course of Business);

    (xii)       Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person;

(xiii) Contract providing for any mortgage or other Lien;

(xiv) Contract providing for indemnification of any Person by the Company or any of its Subsidiaries (other than the Constitutive Documents of the Company or any of its Subsidiaries);

    (xv)       Contract providing that the Company, any of its Subsidiaries or any Company Personnel maintain the confidentiality of any information, or providing for any Person to maintain the confidentiality of any information material to the Company or any of its Subsidiaries;

(xvi) Contract involving a research or development collaboration or similar arrangement;

    (xvii)       Contract involving a confidentiality, standstill or similar obligation of the Company or any of its Subsidiaries to a third party or of a third party to the Company or any of its Subsidiaries; and

(xviii) Contract or other document involving the grant of a Warrant.

    (b)       Each Material Contract is in full force and effect, and is legal, valid, binding and enforceable in accordance with its terms except as limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally. True and complete copies of each Material Contract (and a written summary of the terms of any oral Material Contracts) have been made available to Parent. Except for matters that would not have a Material Adverse Effect, there is no violation, breach or default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred or condition exists that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto. No notice, waiver, consent or approval is required (or the lack of which would give rise to a right of termination, cancellation or acceleration of, or entitle any party to accelerate, whether after the giving of notice or lapse of time or both, any obligation under the Material Contracts) under or relating to any Material Contract in connection with the execution, delivery and performance of this Agreement or the consummation of the Merger or any of the other transactions contemplated hereby where such termination, cancellation or acceleration would have a Material Adverse Effect.

        Section 3.15. Intellectual Property.

    (a)        With respect to Intellectual Property owned by the Company and its Subsidiaries, the Company or one of its Subsidiaries is the sole and exclusive owner of such Intellectual Property and has the right to use, sell and license, as the case may be, such Intellectual Property as currently used, sold and licensed by the Company or any of its Subsidiaries. With respect to Intellectual Property licensed to the Company, the Company has the right to use, sell and license such Intellectual Property as currently used, sold and licensed by the Company or any of its Subsidiaries. Such Intellectual Property owned by or licensed to the Company and its Subsidiaries is referred to herein as the “Intellectual Property Rights.”

    (b)        The products and operation of the business of the Company and each of its Subsidiaries and the use of the Intellectual Property Rights or the tangible embodiment thereof owned by the Company and each of its Subsidiaries in connection therewith, and its present business practices and methods, do not, to the Knowledge of the Company, infringe, constitute an unauthorized use of, or violate any Intellectual Property right of any third party. To the Knowledge of the Company, the Intellectual Property owned by or licensed to the Company or any of its Subsidiaries includes all of the Intellectual Property necessary to enable the Company or any of its Subsidiaries to conduct its business in the manner in which such business has been and is currently being conducted.

    (c)        Except with respect to licenses of commercial off-the-shelf Software, and except pursuant to the licenses listed in Section 3.15(c) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is obligated under any Contract to make any payments by way of royalties, fees or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property, with respect to the Company’s or any of its Subsidiaries’ use thereof in connection with the conduct of its business.

    (d)        Section 3.15(d) of the Disclosure Schedule sets forth a complete and correct list of all Patents, registered Marks, pending applications for registration of any Marks, unregistered Marks currently being used by the Company, registered Copyrights, and pending applications for registration of Copyrights, in each case, owned by the Company and each of its Subsidiaries, including the jurisdictions in which such Patents, Marks and Copyrights have been issued or registered or in which such applications have been filed. The Company and each of its Subsidiaries have taken all action necessary in their reasonable discretion to maintain the registration, grant or issuance of the Intellectual Property listed in Section 3.15(d) of the Disclosure Schedule, other than any unregistered Marks currently being used by the Company as set forth on Section 3.15(d) of the Disclosure Schedule.

    (e)        Except as disclosed in Section 3.15(e) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has licensed any of its Intellectual Property to any Person on an exclusive basis, nor has the Company or any of its Subsidiaries entered into any Contract limiting its ability to exploit fully any of its Intellectual Property.

    (f)        No non-public, proprietary Intellectual Property Right material to the business of the Company as presently conducted has been authorized to be disclosed or, to the Knowledge of the Company,actually disclosed by the Company to any employee or third party other than pursuant to a non-disclosure agreement that protects the proprietary interests of the Company in and to such Intellectual Property Right.

    (g)        Except as disclosed in Section 3.15(g) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened action, suit, proceeding, claim, arbitration, mediation or investigation (a “Legal Proceeding”) which involvesa claim or notice of infringement of, unauthorized use of, or violation of any Intellectual Property of any third party or challenging the ownership, use, validity, priority, duration, scope or enforceability of any Intellectual Property Rights, and has not received written notice of any such threatened claim, and, to the Knowledge of the Company, there are no facts or circumstances which are likely to form the basis for any claim of infringement of, unauthorized use of, or violation of any Intellectual Property of any third party or challenging the ownership, use, validity, priority, duration, scope or enforceability of any Intellectual Property Rights. To the Knowledge of the Company, all material Intellectual Property Rights owned by the Company and each of its Subsidiaries are valid and enforceable.

    (h)        To the Knowledge of the Company, no third party is infringing, violating, misusing or misappropriating any material Intellectual Property Rights and no such claims have been made against a third party by the Company or any of its Subsidiaries.

    (i)        The Company and each of its Subsidiaries have taken reasonable measures to protect the secrecy and/or confidentiality of all non-public and proprietary Intellectual Property Rights, including requiring all Company and Subsidiary employees or consultants with access to such Intellectual Property Rights and all other Persons with access to such Intellectual Property Rights, as necessary, to execute a binding confidentiality agreement. The Company and each of its Subsidiaries have taken reasonable measures to protect the value of all Intellectual Property used in the conduct of the business of the Company or any of its Subsidiaries, including requiring all Company and Subsidiary employees to execute an agreement which includes provisions assigning to the Company or its Subsidiaries the ownership of any Intellectual Property created by such employees within the scope of his or her employment, or in the case of a Person other than an employee from the services such Person performs for the Company or any of its Subsidiaries. Copies or forms of the agreement or agreements referred to in this clause (i) have been made available to Parent and, to the Knowledge of the Company, there has not been a material breach of any such agreement or agreements.

        Section 3.16. Litigation. There is no Legal Proceeding that is pending or, to the Knowledge of the Company, has been threatened against the Company or any of its Subsidiaries. There are no Judgments outstanding against the Company or any of its Subsidiaries. Since January 1, 2001, there has not been any Legal Proceeding in respect of the Company or any of its Subsidiaries that (a) resulted in a Judgment against or settlement by the Company or such Subsidiary (whether or not such Judgment or settlement was paid, in whole or in part, by an insurer of the Company or other third party) or (b) resulted in any equitable relief. There is no Legal Proceeding pending by the Company or any of its Subsidiaries, or which the Company or such Subsidiary intend to initiate, against any other Person.

        Section 3.17. Taxes.

(a) All Tax Returns required to be filed by or on behalf of the Company and its Subsidiaries, have been timely filed and all Taxes shown as due on such Tax Returns have been timely paid.

    (b)        All Tax Returns filed by or on behalf of the Company and its Subsidiaries are true and complete in all material respects. The charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected on the Most Recent Balance Sheet are adequate to cover all Tax liabilities payable or anticipated to be payable in respect of all periods or portions thereof ending on or before the Most Recent Balance Sheet Date. There are no Liens (other than Permitted Liens) for Taxes against the Company or any of its Subsidiaries or the Company’s or any of its Subsidiary’s assets.

    (c)        No property of the Company or any of its Subsidiaries is “tax exempt use property” within the meaning of Section 168(h) of the Code and neither the Company nor any of its Subsidiaries is a party to any lease made pursuant to Section 168(f)(8) of the Internal Revenue Code of 1954 (without regard to any amendments or modifications to the Internal Revenue Code of 1954 following its original enactment).

    (d)       Section 3.17(d) of the Disclosure Schedule (i) indicates those Tax Returns that have been audited; and (ii) indicates those Tax Returns that currently are the subject of an audit. The Company has delivered to Parent correct and complete copies of all income Tax Returns, examination reports, and statements of deficiency assessed against or agreed to by the Company or any of its Subsidiaries for taxable years in which the statute of limitations (including extensions thereof) has not expired, with respect to Taxes of any type. There are no actions, suits, proceedings, audits, investigations, proposed adjustments or claims pending, or to the Knowledge of the Company, proposed against the Company or any of its Subsidiaries concerning the Tax liability of the Company or any of its Subsidiaries. No issue has been raised in any examination by any Governmental Entity with respect to the Company or any of its Subsidiaries which, by application of similar principles, reasonably could be expected to result in a proposed deficiency or increase in Taxes for any other period not so examined.

    (e)        There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any Tax assessment or deficiency with respect to the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed.

    (f)        Each of the Company and its Subsidiaries has withheld and paid all Taxes required by Law to have been withheld and paid and has complied in all material respects with all rules and regulations relating to the withholding or remittance of Taxes (including, without limitation, employee-related Taxes).

    (g)        Each of the Company and its Subsidiaries is not a party to any Contract that, individually or collectively, could give rise to any payment (whether in cash or property) that would be non-deductible pursuant to Sections 162(a)(1), 162(m), 162(n) or 280G of the Code or similar provision of state, local or foreign Law.

    (h)        Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any: (i) adjustment pursuant to Section 481 of the Code or similar provision of state, local or foreign Law associated with a change of accounting method that is effective on or before the date of this Agreement; (ii) closing agreement or other agreement with any Governmental Entity executed on or before the date of this Agreement; or (iii) installment sale or open transaction disposition made on or before the date of this Agreement.

    (i)        Since the Company’s formation, neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution qualifying for tax-free treatment under Section 355(a) of the Code.

(j) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the 5-year period that will end on the Closing Date.

    (k)        No written claim has ever been received by the Company or any Subsidiary from a Governmental Entity in a jurisdiction where the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to Tax in that jurisdiction.

    (l)        Neither the Company nor any of its Subsidiaries is a party to any Tax allocation, indemnity or sharing Contract. Neither the Company nor any of its Subsidiaries has any liability for Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 or similar provision of state, local or foreign Law, (ii) as transferee or successor, (iii) by Contract, or (iv) otherwise. Neither the Company nor any of its Subsidiaries has ever been a member of any affiliated, combined, consolidated or unitary group (other than a group the common parent of which was the Company) and has never filed Tax Returns as a member of such group.

(m) The Company is not a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign law).

    (n)        The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code and neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(o) Neither the Company nor any of its Subsidiaries is the subject of any private letter ruling or similar ruling issued by any Governmental Entity relating to Taxes.

        Section 3.18. Insurance.  The insurance policies owned and maintained by the Company and each of its Subsidiaries and the coverage amounts thereunder are listed in Section 3.18 of the Disclosure Schedule. All such policies are in full force and effect, all premiums due and payable thereon have been paid, the Company and each of its Subsidiaries shall not be liable for retroactive premiums or similar payments related thereto, and the Company and each of its Subsidiaries are in compliance with the terms of such policies. There is no claim pending under any such policy as to which coverage has been questioned, denied or disputed by the underwriter of such policy. To the Knowledge of the Company, there has been no notice of cancellation or termination (or any other threatened termination) of, or premium increase with respect to, any such policy.

        Section 3.19. Benefit Plans.

    (a)        Section 3.19(a) of the Disclosure Schedule contains a list of all Benefit Plans. The Company has delivered to Parent true and complete copies of (i) each Benefit Plan (including amendments since the most recent restatement) or, in the case of any unwritten Benefit Plans, written descriptions thereof, (ii) the annual report (Form 5500) filed with the IRS or the Department of Labor with respect to each Benefit Plan (if any such report was required) for each plan year since the Company’s formation, (iii) the most recent determination letter issued to each “employee pension benefit plan,” as defined in Section 3(2) of ERISA (a “Pension Plan”), that is intended to be qualified under Section 401(a) of the Code and any pending applications for a determination letter for such plans, (iv) the most recent summary plan description (and any summary of material modifications since the most recent summary plan description) for each Benefit Plan for which such a summary plan description is required and any material summaries or other communications distributed to participants for each Benefit Plan whether or not required to provide a summary plan description, (v) all personnel, payroll, and employment manuals and policies, (vi) each trust agreement, recordkeeping or other third-party agreement and group annuity Contract relating to any Benefit Plan, (vii) for any Pension Plan described in Section 401(a) of the Code, copies of confirmations that such Pension Plan satisfied applicable nondiscrimination tests in each plan year since the Company’s formation, (viii) all notices in the Company’s possession that were given by the Company or any Benefit Plan to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, or any other Governmental Entity relating to a Benefit Plan, and (ix) all notices that were given by the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, the Securities and Exchange Commission, the Equal Employment Opportunity Commission, or any other Governmental Entity to the Company relating to any Benefit Plan.

    (b)        Each Benefit Plan has been operated and administered in all material respects in accordance with its terms and applicable Law (including but not limited to Laws specifically mentioned in this Section 3.19). The Company and each of its Subsidiaries and all the Benefit Plans are in all material respects in compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code, and other applicable Laws. All reports, returns and similar documents with respect to the Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan participant, beneficiary, or alternate payee have been duly and timely filed or distributed. There are no lawsuits, actions, termination proceedings or other proceedings pending, or, to the Knowledge of the Company, threatened against or involving any Benefit Plan and there are no investigations by any Governmental Entity or other claims (except claims for benefits payable in the normal operation of the Benefit Plans) pending or, to the Knowledge of the Company, threatened against or involving any Benefit Plan or asserting any rights to benefits under any Benefit Plan. To the Knowledge of the Company, there are no unasserted claims that, if pending or threatened, would be of the type described in this Section 3.19(b). The Company and each of its Subsidiaries does not have any liability to the IRS with respect to any Benefit Plan, including any liability imposed under Chapter 43 of the Code.

    (c)        All contributions to, and payments from, the Benefit Plans that were or are required to be made in accordance with the terms of the Benefit Plans and applicable Laws, including, when applicable, Section 302 of ERISA or Section 412 of the Code, have been timely made. All such contributions to, and payments from, the Benefit Plans, except those payments to be made from a trust exempt under Section 501(a) of the Code, for any period ending before the Closing Date that are not yet, but will be, required to be made, will be properly accrued and reflected on the Most Recent Balance Sheet. There is no Lien on the assets of the Company or any of its Subsidiaries arising under Section 302(f) or 4068(a) of ERISA or Section 412(n) of the Code.

    (d)        All Pension Plans intended to be qualified and exempt from federal income Taxes under Sections 401(a) and 501(a) of the Code, respectively, have received determination letters from the IRS to the effect that such Pension Plans are so qualified and exempt from federal income Taxes, and no such determination letter has been revoked nor, to the Knowledge of the Company, has revocation of any such determination letter been threatened. No such Pension Plan has been amended since the date of its most recent determination letter or application therefor in any respect, nor has any other circumstance or event occurred, that would adversely affect its qualification or materially increase its cost. A determination letter covering “GUST” (as defined in footnote 1 of Rev. Proc. 2004-25) has been received for each Pension Plan intended to be qualified under Section 401(a) of the Code or an application for such a letter has been filed within the applicable remedial amendment period. Timely “good faith” amendments (within the meaning of Notice 2001-42) with respect to the Economic Growth and Tax Relief Reconciliation Act of 2001 have been made for each Pension Plan intended to be qualified under Section 401(a) of the Code. The Company and each of its Subsidiaries performed all material obligations required to be performed by them under, and are not in default under or in violation of, the material terms of any Benefit Plan.

    (e)        No transaction prohibited by Section 406 of ERISA and no “prohibited transaction” (as defined in Section 4975 of the Code) has occurred with respect to any Benefit Plan. None of the Pension Plans has been terminated nor have there been any “reportable events” (as defined in Section 4043 of ERISA) with respect thereto. No Company Personnel, nor any trustee, administrator or other fiduciary of any Benefit Plan nor any agent of any of the foregoing has engaged in any transaction or acted or failed to act in a manner that could subject the Company or any of its Subsidiaries to any material liability for breach of fiduciary duty under ERISA or any other applicable Law (whether such liability is directly against the Company or any of its Subsidiaries or the result of any existing indemnity agreements).

    (f)        No Benefit Plan is or has ever been (or has ever been the successor or transferee of) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a “defined benefit plan” (as defined in Section 3(35) of ERISA). Neither the Company nor any of its Subsidiaries has any actual or potential, secondary, or contingent liability to any Person under Title IV of ERISA and no Benefit Plan is subject to Title IV of ERISA. Neither the Company nor any of its Subsidiaries has contributed to, been required to contribute to, or withdrawn from any “multiemployer plan” (as defined in Section 3(37) of ERISA).

    (g)        Neither the Company nor any of its Subsidiaries has ever established, maintained or contributed to, or had an obligation to maintain or contribute to or has or had any liability with respect to, any “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code), any organization or trust described in Sections 501(c)(17) or 501(c)(20) of the Code or any “welfare benefits fund” described in Section 419(e) of the Code.

    (h)        Neither the Company nor any of its Subsidiaries has offered to provide health or life insurance coverage to any individual, or to the family members or beneficiaries of any individual, for any period extending beyond the termination of the individual’s employment by the Company, except to the extent required by the health care continuation (also known as “COBRA”) provisions of ERISA and the Code or similar state benefit continuation Laws. Each Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code, complies in all respects with Sections 601 et seq. and 701 et seq. of ERISA and Section 4980B and Subtitle K of the Code.

    (i)        Neither the Company nor any of its Subsidiaries has any current or projected liability or contingent obligation in respect of medical or other benefits for retired or former Company Personnel or any predecessor Person, except as required under COBRA or similar state benefit continuation Laws.

    (j)        Each Benefit Plan (including any such plan covering retirees or other former employees) may be discontinued or terminated without liability to the Company or any of its Subsidiaries (other than the administrative costs of termination) on or at any time after the Effective Time.

    (k)        Neither the execution and delivery of this Agreement, nor the consummation of the Merger or the other transactions contemplated thereby will result in the payment, vesting, or acceleration of any bonus, stock option or other equity-based award, retirement, severance, job security or similar benefit or any enhanced benefit to any Person.

    (l)        Except as set forth in Section 3.19(l) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has any Benefit Plan in which non-United States employees (or their beneficiaries) participate and is not required to maintain any such plan.

    (m)        Since the Company’s formation, no Person is or has been a Person which is (or at any relevant time was) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with the Company as such terms are defined in Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”).

    (n)        No event has occurred or circumstances exist that may result in (i) a material increase in premium costs of Benefit Plans that are insured, or (ii) a material increase in benefit or administrative costs of Benefit Plans that are self-insured.

    (o)        Neither the Company nor any of its Subsidiaries has taken any action that, by itself or in conjunction with any action of equal magnitude that may be taken after the Effective Time, will require any compliance with the Worker Adjustment and Retraining Notification Act of 1991 or any other similar or comparable applicable Law.

    (p)        Neither the Company nor any Affiliate thereof has a formal plan, commitment, or proposal, whether legally binding or not, or has made a commitment to any individual to create any additional Benefit Plan or modify or change any existing Benefit Plan that would affect any current employee, director or consultant, or former employee, of the Company or any of its Subsidiaries, or any beneficiary or alternate payee of such an individual. No events have occurred or are expected to occur with respect to any Benefit Plan that would cause a material change in the cost of providing the benefits under such plan or would cause a material change in the cost of providing for other liabilities of such plan.

    (q)        All assets of any Benefit Plan consist of cash, actively traded securities, or mutual funds registered under the Investment Company Act of 1940, as amended.

    (r)        Any Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of section 409A of the Code has been identified as such on Section 3.19(r) of the Disclosure Schedule. Each such Benefit Plan has been operated in accordance with a good faith interpretation of the requirements of section 409A (including any associated guidance).

    (s)        Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including severance, unemployment compensation, golden parachute or otherwise) becoming due under any Benefit Plan, (ii) materially increase any benefits otherwise payable under any Benefit Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits to any material extent. No benefit that is or may become payable by any Benefit Plan as a result of, or arising under, this Agreement shall constitute an “excess parachute payment” (as defined in section 280G(b)(1) of the Code) that is subject to the imposition of an excise tax under section 4999 of the Code or that would not be deductible by reason of section 280G of the Code.

        Section 3.20. Employee and Labor Matters.

    (a)        There is not, and since January 1, 2001 there has not been, any labor strike, dispute, work stoppage, slowdown or lockout pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries. To the Knowledge of the Company, no union organizational campaign or petition for certification is in progress with respect to the Company Personnel. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other similar labor Contracts with respect to any Company Personnel. There are no pending, or, to the Knowledge of the Company, threatened, charges against the Company, any of its Subsidiaries or any Company Personnel before the Equal Employment Opportunity Commission or any other Governmental Entity responsible for the prevention of unlawful employment practices in any jurisdiction. Since January 1, 2001, neither the Company nor any of its Subsidiaries has received notice of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company or any of its Subsidiaries relating to unlawful employment practices and, to the Knowledge of the Company, no such investigation is in progress.

    (b)        No officer or director of the Company or any of its Subsidiaries is, and, to the Knowledge of the Company, no other employee of the Company or any of its Subsidiaries is, a party to or bound by any Contract, license, covenant or Contract of any nature, or subject to any judgment, decree or order of any Governmental Entity, that may interfere with the use of such Person’s efforts to promote the interests of the Company or any of its Subsidiaries, conflict with the business of the Company, any of its Subsidiaries or the Merger and the other transactions contemplated by this Agreement, or that could reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Company, no activity of any employee of the Company or any of its Subsidiaries as or while an employee of the Company or any of its Subsidiaries has caused a violation of any employment Contract, confidentiality agreement, patent disclosure agreement, or other Contract.

    (c)        Section 3.20(c) of the Disclosure Schedule contains a true and complete list of the names, positions and rates of compensation of all officers, directors, employees and consultants of the Company and each of its Subsidiaries, as of the date hereof, showing each such person’s name, positions and annualized remuneration, bonuses and non-standard fringe benefitsfor 2005 and 2006. Except as indicated in Section 3.20(c) of the Disclosure Schedule, (i) all employees are employed on an “at-will” basis and their employment can be terminated at any time for any legal reason without any amounts being owed to such individual other than payments required by applicable Laws, (ii) the Company’s and each of its Subsidiaries’ relationships with all individuals who act on their own as contractors or other service providers to the Company or such Subsidiary can be terminated at any time for any reason without any amounts being owed to such individual other than with respect to compensation or payments accrued before the termination, and (iii) no employee is on leave of absence. The Company and each of its Subsidiaries have complied, in all material respects, with all Laws governing the employment of personnel by U.S. companies and the employment of non-U.S. nationals in the United States, including the Immigration and Nationality Act 8 U.S.C. Sections 1101 et seq. and its implementing regulations. The Company and each of its Subsidiaries have not sponsored any employee for, or otherwise engaged any employee working pursuant to, a non-immigrant visa.

        Section 3.21. Environmental Matters. Each of the Company and its Subsidiaries has complied at all times with all applicable Environmental Laws. No property (including soils, groundwater, surface water, buildings or other structures) currently owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Material as a result of the operations of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, has otherwise been contaminated with any Hazardous Material. To the Knowledge of the Company, no property (including soils, groundwater, surface water, buildings or other structures) formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Material on or prior to such period of ownership or operation. Neither the Company nor any of its Subsidiaries is subject to any liability for Hazardous Material disposal or contamination on any third party property. Each of the Company and its Subsidiaries has complied at all times with all applicable Environmental Laws relating to the collection, recovery and recycling of waste from their marketed products and packaging. To the Knowledge of the Company, none of the properties of the Company or any of its Subsidiaries contains any underground storage tanks, asbestos-containing material, lead products, or polychlorinated biphenyls. There are no circumstances involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claims, liability, investigations, costs or restrictions on the ownership, use or transfer of any property in connection with any Environmental Law. Copies of all environmental reports, studies, assessments, sampling data and other environmental information in the possession of the Company or any of its Subsidiaries relating to the Company or such Subsidiary have been made available to Parent. Neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information from any Governmental Entity or other Person indicating that it may be in violation of or subject to liability under any Environmental Law or regarding any actual, alleged, possible or potential liability arising from or relating to the presence, generation, manufacture, production, transportation, importation, use, treatment, refinement, processing, handling, storage, discharge, release, emission or disposal of any Hazardous Material used by the Company or any of its Subsidiaries. No Lien or “superlien” has been placed on any site owned or, to the Knowledge of the Company, operated by the Company or any of its Subsidiaries pursuant to the Federal Comprehensive, Environmental Response, Compensation, and Liability Act of 1980 or any similar Law. To the Knowledge of the Company, all of the products marketed by the Company and its Subsidiaries are in full compliance with the applicable Environmental Laws on chemical composition, environmental design and energy efficiency. Neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity relating to liability under any Environmental Law. Each of the Company and its Subsidiaries has taken appropriate steps to ensure that its marketed products will be in full and timely compliance with Directive 2002/95/EC on the restriction of the use of hazardous substances in electrical and electronic equipment. The Company has provided to Parent a written plan setting forth the procedures that the Company has put in place to comply with this Directive and the estimated costs of compliance. The representations and warranties contained in this Section 3.21 are the only representations and warranties being made by the Company with respect to any Environmental Liabilities or the compliance of the Company with Environmental Laws and Environmental Permits, and no other representation or warranty, express or implied, is being made by the Company with respect thereto.

        Section 3.22. Transactions with Affiliates.  Section 3.22 of the Disclosure Schedule describes any material transaction, since January 1, 2003, between the Company, on the one hand, and any Seller or Affiliate (other than the Company) of any Seller, on the other hand, other than any employment Contract, Contract not to compete with the Company, Contract to maintain the confidential information of the Company, or Contract assigning Intellectual Property Rights to the Company, in each case listed in Section 3.14(a) of the Disclosure Schedule. Except as set forth in Section 3.22 of the Disclosure Schedule, no Affiliate of the Company (i) owns or has any interest in any property (real or personal, tangible or intangible), Intellectual Property Rights or Contract used in or pertaining to the business of, the Company, (ii) has any claim or cause of action against the Company, (iii) owes any money to, or is owed any money by, the Company, (iv) has any other rights with respect to the Company other than rights as an equity holder similar to the rights of all other holders of the same equity, or (v) to the Knowledge of the Company, is a party to any agreement or understanding, oral or written, with any other Affiliate or any employee of the Company relating to the approval or performance of any provisions of the Merger Agreement, including without limitation with respect to any actions to be taken or to be refrained from being taken by such Affiliate or employee with respect to achieving the Earn Out Amount.

        Section 3.23. Accounts; Officers and Directors. Section 3.23 of the Disclosure Schedule sets forth (i) a true and complete list of all bank and savings accounts of the Company and each of its Subsidiaries, identifying with respect to each any Person authorized to sign thereon and (ii) a true and complete list of all officers and directors of the Company and each of its Subsidiaries.

        Section 3.24. Brokers.  No broker, finder, financial advisor, investment banker or other Person is or will be entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of any Seller, for which the Company could be liable, or by or on behalf of the Company.

        Section 3.25. Certain Business Practices. Neither the Company, any of its Subsidiaries nor any of their respective directors, officers, agents or employees, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or (iii) made any payment in the nature of criminal bribery.

        Section 3.26. Corporate Books and Records. The Company has made available to Parent and its Representatives true and complete copies of the stock certificate and transfer books and the minute books of the Company and each of its Subsidiaries, and all such records are true and complete in all material respects.

        Section 3.27. No Former Business. Neither the Company nor any of its Subsidiaries has, alone or with any other Person, owned or operated any business other than its current business.

        Section 3.28. Customers. Section 3.28 of the Disclosure Schedule sets forth the name of the top twenty (20) customers of the Company and its Subsidiaries as a whole for last two fiscal years (the “Customers”). SinceJanuary 1, 2005, no Customer has cancelled or otherwise terminated its relationship with the Company or any Subsidiary. No Customer has provided any written notification to the Company or any of its Subsidiaries specifically indicating its intent to terminate, cancel or otherwise materially and adversely modify its relationship with the Company or any Subsidiary or to decrease materially or limit its usage, purchase or distribution of the products and services of the Company and its Subsidiaries.

        Section 3.29. Suppliers. Section 3.29 of the Disclosure Schedule sets forth the name of the top fifteen (15) suppliers of the Company and its Subsidiaries as a whole for the last two fiscal years (the “Suppliers”). None of the Suppliers represents the sole source of available supply for the products or services it provides to the Company or any of its Subsidiaries. Since January 1, 2005, no Supplier has cancelled or otherwise terminated its relationship with the Company or any of its Subsidiaries. No Supplier has provided any written notification to the Company or any of its Subsidiaries specifically indicating its intent to terminate, cancel or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

        AudioCodes, Parent and Merger Sub make the representations and warranties set forth in Article 4 as of the date of this Agreement and as of the Closing:

        Section 4.1. Organization and Standing.  Each of AudioCodes, Parent and Merger Sub is a corporation duly organized, validly existing and, as applicable, in good standing under the Laws of its jurisdiction of incorporation. Each of AudioCodes and Parent has all requisite corporate power and authority to carry on its business as now being conducted.

        Section 4.2. Power and Authority; Binding Agreement. Each of AudioCodes, Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to consummate the Merger and the other transactions contemplated hereby and to perform its obligations hereunder. The execution and delivery by AudioCodes, Parent and Merger Sub of this Agreement and the consummation by AudioCodes, Parent and Merger Sub of the Merger and the other transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of AudioCodes, Parent and Merger Sub. This Agreement has been duly executed and delivered by AudioCodes, Parent and Merger Sub and, assuming the due execution and delivery of this Agreement by the Company constitutes a legal, valid and binding obligation of AudioCodes, Parent and Merger Sub, enforceable against AudioCodes, Parent and Merger Sub in accordance with its terms except as such enforceability may be limited by bankruptcy, insolvency or other similar laws affecting creditors’ rights generally.

        Section 4.3. Noncontravention.

    (a)        The execution and delivery by AudioCodes, Parent and Merger Sub of this Agreement, the other Transaction Agreements to which it is a party, the consummation of the Merger and the other transactions contemplated hereby and thereby and the compliance by AudioCodes, Parent and Merger Sub with the provisions hereof and thereof do not and will not conflict with, or result in any violation or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of AudioCodes, Parent or Merger Sub under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the Constitutive Documents of AudioCodes, Parent or Merger Sub, (ii) any Contract to which AudioCodes, Parent or Merger Sub is a party or bound by or their respective properties or assets are bound by or subject to or otherwise under which AudioCodes, Parent or Merger Sub has rights or benefits or (iii) subject to the governmental filings and other matters referred to in Section 4.3(b), any Law or Judgment, in each case, applicable to AudioCodes, Parent or Merger Sub or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses, Liens or entitlements that individually or in the aggregate are not likely to impair in any material respect the ability of each of AudioCodes, Parent and Merger Sub to perform its obligations under this Agreement, or prevent or materially impede or delay the consummation of the Merger or any of the other transactions contemplated hereby.

    (b)        No consent, approval, license, permit, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to AudioCodes, Parent or Merger Sub in connection with the execution and delivery by AudioCodes, Parent and Merger Sub of this Agreement, the other Transaction Agreements, the consummation by AudioCodes, Parent and Merger Sub of the Merger and the other transactions contemplated hereby or thereby or the compliance by AudioCodes, Parent and Merger Sub with the provisions hereof or thereof, except for (i) filings required under, and compliance with other applicable requirements of, the HSR Act and filings required under, and compliance with other applicable requirements of, Foreign Antitrust Laws, (ii) filings pursuant to, and compliance with other applicable requirements of, the Exon-Florio Act, (iii) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business and (iv) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made individually or in the aggregate would not impair in any material respect the ability of each of AudioCodes, Parent and Merger Sub to perform its obligations under this Agreement, or prevent or materially impede or delay the consummation of the Merger or any of the other transactions contemplated hereby.

        Section 4.4. Brokers. No broker, finder, financial advisor, investment banker or other Person is or will be entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of AudioCodes, Parent or Merger Sub, for which the Company could be liable.

        Section 4.5. Availability of Funds. AudioCodes and Parent have, and will have available to them at the Closing, collectively sufficient funds to consummate the transactions contemplated by this Agreement.

        Section 4.6. Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

        Section 4.7. Ownership. AudioCodes owns 100% of the issued and outstanding equity interests in Parent. Parent owns 100% of the issued and outstanding equity interests in Merger Sub.

ARTICLE 5
CERTAIN COVENANTS

        Section 5.1. Conduct of Business.  Except with the prior written consent of Parent (which will not be unreasonably withheld) or as expressly permitted by the terms of this Agreement, from the date hereof to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its businesses in the Ordinary Course of Business and in accordance with all applicable Laws and (ii) use commercially reasonable efforts to preserve intact its current business organization, keep its physical assets in good working condition, preserve, maintain the value of, renew, extend and keep in full force and effect all Intellectual Property Rights, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, except as expressly permitted by the terms of this Agreement, the Company shall not and shall not cause any of its Subsidiaries to, without the prior written consent of Parent (which will not be unreasonably withheld):

(a) amend its Constitutive Documents;

    (b)       (i) declare, set aside or pay any dividend on, or make any other distribution (whether in cash, stock or property) in respect of, any of its Capital Stock; (ii) split, combine or reclassify any of its Capital Stock, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its Capital Stock; or (iii) purchase, redeem or otherwise acquire any shares of its Capital Stock, or any option, warrant, call or right relating to such shares, interests or other securities (including any Options);

    (c)       issue, deliver, sell or grant (i) any shares of its Capital Stock, (ii) any Voting Company Debt or other voting securities, (iii) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, Voting Company Debt, voting securities or convertible or exchangeable securities or (iv) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance units, other than the issuance of shares of Company Common Stock upon the exercise of Options or the conversion of Preferred Stock, in each case outstanding on the date of this Agreement and in accordance with the terms of such Options or Preferred Stock on the date of this Agreement;

    (d)       repurchase, prepay, create, incur, assume or modify any terms of any Indebtedness of the Company or any of its Subsidiaries, issue or sell any warrants or other rights to acquire any Indebtedness of the Company or any of its Subsidiaries, make any loans, advances or capital contributions to, or investments in, any Person, enter into any Contract to maintain any financial statement condition of another Person or enter into any Contract having the economic effect of any of the foregoing;

    (e)       sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets that are material, individually or in the aggregate, to the Company or any of its Subsidiaries, except sales of inventory in the Ordinary Course of Business;

    (f)       enter into any lease or sublease of real property (whether as a lessor, sublessor, lessee or sublessee) or modify, amend, terminate or fail to exercise any right to renew any lease or sublease of real property;

    (g)       acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any equity interest in or business of any Person or (ii) any assets that are material, individually or in the aggregate, to the Company or any of its Subsidiaries, except purchases of inventory in the Ordinary Course of Business;

(h) change its fiscal year, revalue any of its material assets or make any changes in financial accounting methods, principles, practices or policies, except as required by GAAP or applicable Law;

    (i)       make or change any Tax election; change any Tax accounting period or method; file any amended Tax Return; enter into any closing agreement with respect to Taxes; settle any Tax claim or assessment; surrender any right to claim a refund of Taxes; consent to any extension or waiver of the limitations period for the assessment of any Tax; take any action outside the Ordinary Course of Business whose effect would be to increase the Company’s or any of its Subsidiaries’ present or future Tax liability or to decrease the Company’s or any of its Subsidiaries’ present or future Tax assets;

    (j)       (i) grant any awards under any Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Contract, Benefit Plan or Benefit Agreement or awards made thereunder), (ii) pay or provide to any Company Personnel any bonus, other amount or other benefit, or make any advance or loan to any Company Personnel, not provided for under any Contract, Benefit Plan or Benefit Agreement in effect on the date of this Agreement other than the payment of bonus amounts which, in the aggregate, do not constitute Excess Bonus Costs, or the payment of base compensation or advances for business expenses in the Ordinary Course of Business, (iii) grant to any Company Personnel any increase in compensation (including any increase in severance or termination pay) except to the extent required under existing employment agreements, (iv) enter into any employment, consulting, indemnification, severance or termination agreement with any Company Personnel (v) establish, adopt, enter into or amend in any material respect any collective bargaining agreement, other Benefit Agreement or Benefit Plan or (vi) take any action to accelerate the vesting or payment of any compensation or benefit under any Contract, Benefit Plan or Benefit Agreement or to fund or in any other way secure the payment of compensation or benefits under any Contract, Benefit Plan or Benefit Agreement or make any material determinations not in the Ordinary Course of Business under any Benefit Agreement or Benefit Plan;

(k) incur or commit to incur any capital expenditure (or any obligation or liability in connection therewith), in an amount greater than $100,000 individually or $500,000 in the aggregate;

    (l)       enter into any Contract (or any substantially related Contracts, taken together) (i) that would constitute a Material Contract, other than Contracts with customers, suppliers and vendors that are entered into in the Ordinary Course of Business, (ii) that, if consummation of the Merger or any of the other transactions contemplated hereby or compliance by the Company with the provisions of this Agreement will conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of the Company or Parent or any of Parent’s Subsidiaries under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of such Contract, or (iii) containing any restriction on the ability of the Company or any of its Subsidiaries to assign all or any portion of its rights, interests or obligations thereunder, unless such restriction expressly permits any assignment to Parent and Parent’s Subsidiaries in connection with or following the consummation of the Merger and the other transactions contemplated hereby;

    (m)       pay, discharge, settle or satisfy any material Lien or material claims (including claims of stockholders and any stockholder litigation relating to the Merger or any other transaction contemplated hereby), liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the Ordinary Course of Business or in accordance with their terms, of liabilities reflected or reserved against in the Most Recent Balance Sheet or incurred since the Most Recent Balance Sheet Date in the Ordinary Course of Business (and all such liabilities incurred in the Ordinary Course of Business shall be paid or otherwise satisfied in the manner and time period consistent with past practice in the normal course of business); waive, release or assign any material rights or material claims under, fail to take a required action under, permit the lapse of or default under, or modify, amend or terminate any Material Contract; or cancel any material Indebtedness of another Person;

(n) collect its accounts receivable in any manner or over any time period that is inconsistent with past practices of the Company and its Subsidiaries in the normal course of business;

(o) create or dissolve any Subsidiary of the Company; or

(p) authorize any of, or commit, resolve or agree, to take any of the foregoing actions.

        Section 5.2. Access. The Company shall, during normal business hours or such other times reasonably requested by Parent or AudioCodes (i) make available for inspection by Parent, AudioCodes and their Representatives all of the Company’s and each of its Subsidiaries’properties, assets, books, records (including the work papers of the Company’s external accountants to the extent such materials are in the Company’s possession or can be obtained by the Company or its Subsidiaries under their respective rights granted pursuant to applicable contracts or agreements with such accountants) and Contracts and any other materials reasonably requested by any of them relating to the Company or any of its Subsidiaries at such times as Parent or AudioCodes may reasonably request; (ii) make available to Parent, AudioCodes and their Representatives the officers, other senior management and Representatives of the Company and its Subsidiaries for interviews, at such times as Parent, AudioCodes and their Representatives may reasonably request, to discuss the information furnished to Parent, AudioCodes and their Representatives and otherwise discuss the Company’s and each of its Subsidiaries’ existing and prospective businesses and assets and liabilities; (iii) use its commercially reasonable efforts to assist in gaining reasonable access for Parent, at such times as the Parties mutually agree, to the Company’s and each of its Subsidiaries’ lenders, creditors, lessors, lessees, licensors, licensees, officers, employees, developers, contractors, distributors, vendors, clients, customers, suppliers, Affiliates or other Persons having a material business relationship with the Company or any of its Subsidiaries; and (iv)  make available to Parent, AudioCodes and their Representatives such information and materials relating to the Company and its Subsidiaries as are necessary or appropriate in order to prepare and file reports and registration statements with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) and under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including using commercially reasonable efforts to assist Parent and AudioCodes in obtaining any consents required from the Company’s independent public accountants in order to file such reports and registration statements. Any and all such investigations shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or any of its Subsidiaries and minimizes any disruption to the conduct of such business. Any information that is provided by the Company to Parent, AudioCodes or their Representatives in connection with the transactions contemplated by this Agreement shall constitute “Confidential Information” as such term is defined, and subject to the exceptions set forth, in the Confidentiality Agreement dated as of August 18, 2005, between Parent and the Company (the “Confidentiality Agreement”).

        Section 5.3. Tax Matters.

    (a)        The Company shall timely prepare and file any Tax Return required to be filed by the Company on or before the Closing Date (a “Pre-Closing Tax Return”), and timely pay any Tax reflected thereon. In addition, the Company shall submit any Pre-Closing Tax Returns that are to be filed after the date hereof to Parent for approval prior to filing, such approval shall not be unreasonably delayed or withheld. Except as may be required by applicable Law, the Company will not take any position on such Tax Returns that is materially inconsistent with past custom and practice.

    (b)        All stamp, transfer, documentary, sales, use, registration and other such Taxes (including all applicable real estate transfer or gains Taxes) and related fees (including any penalties, interest and additions to Tax) incurred in connection with the Merger and the other transactions contemplated hereby shall be paid one-half by the Sellers, on the one hand, and one-half by Parent and AudioCodes, on the other hand, and the Sellers’ Representative and Parent shall cooperate in timely filing all Tax Returns as may be required to comply with the provisions of such Tax Laws. Parent, AudioCodes and the Sellers’ Representative will reasonably cooperate with each other to lawfully minimize any such Taxes. Promptly upon Parent’s request, the Sellers’ Representative shall provide Parent with any information that is required with respect to any statement to be furnished to the Company’s stockholders or reporting requirements under Sections 6043 and 6043A of the Code, the regulations promulgated thereunder or forms prescribed by the United States Secretary of the Treasury.

    (c)        The Company shall cause the provisions of any Tax allocation, indemnity or sharing Contract between the Sellers, or any of their respective Affiliates (other than the Company) or any third party, on the one hand, and the Company, on the other hand, to be terminated on or before the Closing Date.

    (d)        From the date hereof through the Closing Date, the Company shall not effect any extraordinary transactions (other than any such transactions expressly required by applicable Law or by this Agreement) that could result in Tax liability to the Company in excess of Tax liability associated with the conduct of its business in the ordinary course.

        Section 5.4. Notice of Certain Events.

    (a)        The Company shall promptly notify Parent of, and furnish Parent with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that causes or is reasonably likely to cause any of the Company’s representations and warranties in Article 3 hereof to no longer be true or correct or results in a failure of any of the conditions to the obligation of Parent to consummate the Merger set forth in Section 7.2. If any such event, condition or fact that is required to be disclosed pursuant to the preceding sentence requires any change in the Disclosure Schedule, or if any such event, condition, fact or circumstance would require such a change assuming the Disclosure Schedule were dated as of the date of the occurrence, existence or discovery of such event, condition or fact, then the Company shall promptly deliver to Parent an update to the Disclosure Schedule specifying such change. Such an update shall be deemed to supplement and amend the Disclosure Schedule (i) for the purposes of determining the accuracy of any of the representations and warranties made by the Company in this Agreement for the purposes of indemnification under Section 8 hereof, but (ii) not for purposes of determining whether any of the conditions set forth in Section 7.2 have been satisfied.

    (b)        AudioCodes or Parent shall notify the Company within five (5) Business Days of the receipt of any update of the Disclosure Schedule if it considers such updated information to impact, in any material respect, the value of the Company and its Subsidiaries, taken as a whole. If AudioCodes or Parent provides such a notice, the parties agree to negotiate in good faith, for a period of five (5) Business Days, to determine whether any adjustment to the Purchase Price or other amendment of this Agreement is appropriate. If the parties agree to adjust the Purchase Price or amend any other terms or conditions, the parties will promptly execute any amendment to this Agreement or such other documents necessary to effect such adjustment or amendment. Nothing in this Section 5.4(b) shall affect AudioCodes’ or Parent’s rights under Section 7.2 of this Agreement.

    (c)        Parent and AudioCodes shall promptly notify the Company of, and furnish the Company with any information it may reasonably request with respect to, the occurrence of any event or condition or the existence of any fact that causes any of Parent’s or AudioCodes’ representations and warranties in Section 4 hereof to no longer be true or correct or results in a failure of any of the conditions to the obligation of the Company to consummate the Merger set forth in Section 7.3.

        Section 5.5. Insurance.  The Company shall use its commercially reasonable efforts to keep all insurance policies set forth in Section 3.18 of the Disclosure Schedule, or comparable replacements therefor, in full force and effect through the Effective Time.

        Section 5.6. Exclusivity.

    (a)        From the date of this Agreement through the Closing, the Company shall not, directly or indirectly through any of its officers, directors, stockholders, Affiliates of stockholders, Representatives, or any Representative of any of the foregoing, encourage, solicit, initiate, participate or otherwise facilitate any inquiry, proposal, offer, discussion or negotiation with, or provide any information or assistance to, any Person or group (other than Parent and its Representatives in their capacities as Representatives of Parent) concerning any (i) merger, reorganization, share exchange, consolidation, business combination, joint venture, strategic alliance, recapitalization, liquidation, dissolution, sale of any securities or sale of material assets involving the Company, (ii) license or grant of rights to any third party for any of the Intellectual Property Rights or (iii) similar transaction involving the Company.

    (b)        The Company shall notify AudioCodes of any inquiry, proposal or offer of the nature described in Section 5.6(a) within one Business Day of its officers and directors receiving such inquiry, proposal or offer or within one Business Day of it obtaining Knowledge that any of its stockholders, Affiliates of stockholders, Representatives or any Representatives of any of the foregoing received such inquiry, proposal or offer. In such notice to AudioCodes, the Company shall inform AudioCodes of the name of the Person making such inquiry, proposal or offer and the material terms, conditions and other aspects of such inquiry, proposal or offer.

        Section 5.7. Stockholder Approval; Notices to Stockholders.

    (a)        The Company shall set the date hereof as the record date for action to be taken by written consent by the holders of Capital Stock of the Company to adopt this Agreement. As soon as practicable but in any case prior to the Closing, the Company shall deliver to the holders of Capital Stock of the Company a notice and disclosure statement (the “Disclosure Statement”) pursuant to Sections 228 and 262(d) of the DGCL, which shall comply with applicable Law and shall include (i) a summary of this Agreement and the transactions contemplated hereby and such other matters as are appropriate for such a disclosure document, (ii) a statement that appraisal rights are available for the shares of Capital Stock of the Company pursuant to the Appraisal Statute and a copy of the Appraisal Statute and (iii) except in the case of the Disclosure Statement given to stockholders executing a Written Consent, notice that the Stockholder Approval has been obtained following execution and delivery of this Agreement. The Company, acting through its Board of Directors, shall solicit the written consent of each such holder in favor of adopting the Merger Agreement and shall include in the Disclosure Statement the recommendation of its Board of Directors that the holders of the Company’s Capital Stock vote in favor of the adoption of the Merger Agreement. The Company agrees not to distribute the Disclosure Statement until Parent has had a reasonable opportunity to review and comment on the Disclosure Statement. The Company shall reflect all reasonable comments in the Disclosure Statement. The Company shall ensure that all holders of Capital Stock who approve the Merger Agreement by written consent under Section 228 of the DGCL shall have done so by executing and delivering a Written Consent.

    (b)        The Company will insure that the information in the Disclosure Statement will not, at the time the Disclosure Statement is provided to the holders of the Company’s Capital Stock, contain any statement that is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. If at any time prior to the Effective Time any event or information should be discovered by the Company that should be set forth in an amendment to the Disclosure Statement, the Company shall promptly inform Parent and shall communicate such information to the holders of the Company’s Capital Stock as necessary and in an appropriate manner. The Company shall use its commercially reasonable efforts to cause each Selling Stockholder to vote in favor of the Merger and shall comply with all applicable Laws in connection therewith.

        Section 5.8. Additional Deliveries Prior to Closing.

    (a)       The Company shall deliver the following to Parent no later than ten (10) Business Days prior to the proposed Closing Date, determined in accordance with Section 1.2:

    (i)       the audited consolidated balance sheets of the Company and its Subsidiaries as of March 25, 2006 and the related audited consolidated statements of income and cash flows of the Company and its Subsidiaries for the fiscal year ended March 25, 2006, together with the notes to such financial statements, with the report thereon by Peterson & Co., LLP for the fiscal year ended March 25, 2006, which shall comply as to form and substance with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder.

    (ii)       a statement (the “Pre-Closing Statement”) prepared by the chief financial officer of the Company setting forth the following calculations, together with a summary of the basis therefor: (i) the Banking Fees to be incurred and paid by the Company; (ii) the estimated amount of cash and cash equivalents of the Company and its Subsidiaries as of the Closing Date; (iii) the amount of any Indebtedness expected to be outstanding at the Closing; and (iv) the calculation of the Purchase Price, in accordance with this Agreement, indicating the extent to which the Purchase Price is to be adjusted based on the foregoing calculations.

    (b)       Parent shall notify the Company, at least two (2) Business Days prior to the Closing, as to whether it agrees with the calculations set forth in the Pre-Closing Statement and, if Parent does not agree with all such calculations, setting forth in reasonable detail Parent’s objections to the Pre-Closing Statement and its determination of any such adjustments to the Purchase Price. If the parties are not able to reach agreement as to the amount of any adjustment to the Purchase Price, the Closing shall be postponed for a period of up to ten (10) Business Days while Parent and the Company use commercially reasonable efforts to resolve the dispute as to any such adjustments. If Parent and the Company are unable to reach agreement during such additional period, then the items in dispute shall be submitted immediately to the Accounting Firm, which shall be required to render a determination of the applicable dispute within fifteen (15) Business Days after referral of the matter to the Accounting Firm. The determination by the Accounting Firm must be in writing and must set forth, in reasonable detail, the basis therefor. Such determination shall be conclusive and binding upon the Company and Parent.

    (c)       Within five (5) Business Days after the date of this Agreement, the Company shall propose to AudioCodes for its approval an amount of retention bonus compensation payable to each of the employees of the Company listed on Schedule 5.8(c), up to the maximum aggregate amount of bonus compensation for all such employees as is set forth on Schedule 5.8(c). Following the approval by AudioCodes of the allocation of retention bonus compensation among such employees, the Company shall promptly execute and deliver to each such employee, and shall use its commercially reasonable efforts to cause each such employee to execute and deliver to the Company, a retention bonus agreement in substantially the form attached hereto as Exhibit D.

        Section 5.9. Delivery of Interim Financial Statements. As promptly as possible following the last day of each month after the date of this Agreement and until the Closing Date, and in any event within thirty (30) days after the end of each such month, the Company shall deliver to Parent the consolidated balance sheet of the Company and its Subsidiaries and the related consolidated statements of income and cash flows for the one-month period then ended and for the period from the beginning of the fiscal year through the end of such month. Such interim financial statements will be prepared in accordance with GAAP, provided that such interim financial statements will not have notes and will be subject to normal year-end adjustments, on a basis consistent with the Financial Statements and fairly present the financial condition and results of operations of the Company and its Subsidiaries as of the date thereof and for the period covered thereby (collectively, the “Interim Financial Statements”).

        Section 5.10. Satisfaction of Conditions Including Consents. The Company will use commercially reasonable efforts to obtain the satisfaction of the conditions set forth in Section 7.2 of this Agreement, including without limitation, obtaining all consents required as specified in Section 3.6(a)(ii) of the Disclosure Schedule.

        Section 5.11. Benefits for Continuing Employees. Parent will, at its election, (A) continue existing employee welfare benefit plans, programs or policies currently offered by the Company or any of its Subsidiaries to continuing employees, and, as applicable, their eligible dependents or (B) permit continuing employees, and, as applicable, their eligible dependents, to participate in employee welfare benefit plans, programs or policies (including, without limitation, any vacation, sick, or personal time off plans or programs) of Parent and any plan of Parent intended to qualify within the meaning of Section 401(a) of the Code on terms no less favorable than those provided to similarly situated employees of Parent or its Subsidiaries; provided however, that (i) each such continuing employee will receive credit for purposes of eligibility to participate under such for years of service with the Company or any of its Subsidiaries prior to the Closing, and (ii) Parent will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived, to the extent permitted by the applicable plan documents or required by applicable Law.

        Section 5.12. Indemnification.

    (a)        For a period of six years after the Effective Time, Parent and AudioCodes will cause the Surviving Corporation to fulfill and honor all rights to indemnification pursuant to agreements listed on Section 5.12 of the Disclosure Schedule in favor of each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer of director of the Company or any of its Subsidiaries (the “Company Indemnified Parties”). For six (6) years after the Effective Time, Parent and AudioCodes will cause the Certificate of Incorporation and Bylaws of the Surviving Corporation to contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Constitutive Documents of the Company as in effect on the date hereof, and Parent and AudioCodes will cause such provisions to not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties, unless such modification is required by applicable Law.

    (b)        For six (6) years after the Effective Time, Parent and AudioCodes will, or will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance covering those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof in an amount and on terms no less favorable than those applicable to the current directors and officers of the Company.

    (c)        The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Parent, AudioCodes and/or the Surviving Corporation, and their respective successors and assigns. In the event Parent, AudioCodes or the Surviving Corporation or any successor or assign (A) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (B) transfers all or substantially all of its properties and assets to any Person, then in each such case proper provision shall be made so that the successor or assign of Parent or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Parent and/or the Surviving Corporation, as the case may be, in this Section 5.12.

ARTICLE 6
MUTUAL COVENANTS

        Section 6.1. Commercially Reasonable Efforts.  From the date of this Agreement to the Closing and upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, estoppels or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated hereby and to fully carry out the purposes of the Transaction Agreements and (v) ensuring that its representations and warranties remain true and correct in all material respects through the Closing Date and that the conditions to the obligations of the other Parties to consummate the Merger are satisfied.

        Section 6.2. Publicity.  No party to this Agreement (a “Party”) shall issue a press release or public announcement or otherwise make any public disclosure concerning the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that the Parties shall be permitted to issue a press release in agreed form on the date hereof; provided further that any Party may make any public disclosure it believes in good faith is required by applicable Law, court process or by Nasdaq or national securities exchange rule (a “Required Disclosure”). Any Party making a Required Disclosure will give the other Parties sufficient prior notice of the Required Disclosure before such disclosure is made to allow the other Parties to review and comment on the Required Disclosure.

        Section 6.3. Antitrust Notification.

    (a)        Each of the Parties shall, as promptly as practicable (but in no event later than ten Business Days) following the date hereof, (i) file with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) all materials initially required to be filed under the HSR Act in connection with the Merger and (ii) make all other filings necessary or appropriate under any Foreign Antitrust Laws in connection with the Merger and the other transactions contemplated hereby. To the extent permitted by applicable Law, the Parties shall work together and shall furnish to one another such necessary information and reasonable assistance as the other may require in connection with its preparation of any filing or submission under the HSR Act or Foreign Antitrust Law. The Parties shall keep one another apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ or any other applicable Governmental Entity, and shall comply promptly with any such reasonable inquiry or request.

    (b)        The Parties shall use commercially reasonable efforts to obtain any clearance required under the HSR Act or Foreign Antitrust Law for the Merger and the other transactions contemplated hereby. For purposes of this Section 6.3(b) and of Section 6.1, the “commercially reasonable efforts” of AudioCodes, Parent and Merger Sub shall not require AudioCodes, Parent or Merger Sub to agree to any prohibition, limitation or other requirement of the type set forth in clauses (ii) through (iv) of Section 7.2(c).

    Section        6.4. Expenses. Whether or not the Merger and the other transactions contemplated hereby are consummated, each of the Parties shall bear its own fees and expenses incurred or owed in connection with the Merger, this Agreement and the other transactions contemplated hereby except (a) as otherwise set forth in Article 8 and the Escrow Agreement; (b) as otherwise set forth in the Expenses Escrow Agreement; and (c) any filing fee under the HSR Act shall be paid by AudioCodes or Parent, provided that the Purchase Price will be reduced by an amount equal to one-half of the initial filing fee as set forth in the definition of Purchase Price herein.

ARTICLE 7
CONDITIONS PRECEDENT

        Section 7.1. Conditions to Each Party’s Obligation. The respective obligation of each Party to effect the Merger is subject to the satisfaction (or express written waiver by Parent and the Company) on or prior to the Closing Date of the following conditions:

    (a)       Stockholder Approval and Related Notices. The Stockholder Approval shall have been duly obtained and (i) the holders of the Preferred Stock and the Warrants shall have been given any requisite notice of the Merger (and related matters) to which they are entitled under the Company’s Constitutive Documents and Contracts or other document under which the Warrants were granted, as the case may be, or (ii) each of such holders shall have waived such notice (and copies of such waivers shall have been provided to Parent).

    (b)       Regulatory. All waiting periods (and extensions thereof) applicable to the Merger or other transactions contemplated hereby under the HSR Act and all review periods under the Exon-Florio Act applicable to the Merger or other transaction contemplated hereby shall have been terminated or shall have expired; and the applicable filings, approvals or expiration or termination of any and all applicable waiting periods under Foreign Antitrust Laws shall have expired or shall have been terminated.

    (c)       No Injunction or Restraint. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that prior to asserting this condition, subject to Section 6.1, each of the Parties shall have used all commercially reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered.

        Section 7.2. Conditions to AudioCodes’ and Parent’s Obligations.  The obligations of AudioCodes, Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or express written waiver by Parent) on or prior to the Closing Date of the following conditions:

    (a)        Representations, Warranties and Covenants of the Company.  The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality (including in the definition of Material Adverse Effect) shall be true and correct, and all other representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date. The Company shall have performed or complied with in all material respects all covenants, agreements and obligations required by this Agreement to be performed or complied with by the Company on or before the Closing Date, including without limitation the expiration of any notice or dispute resolution period provided for in Section 5.4 and 5.8 of this Agreement. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by the chief executive officer and chief financial officer of the Company, confirming the foregoing.

(b) No Material Adverse Effect. Since March 25, 2006, there shall not have been a Material Adverse Effect.

    (c)        No Injunction. There shall not be pending or threatened by any Governmental Entity any Legal Proceeding (or by any other Person any Legal Proceeding which has a reasonable likelihood of success), (i) challenging or seeking to restrain or prohibit the Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Subsidiaries in connection with the Merger any damages that are material in relation to the Company, (ii) seeking to prohibit or limit the ownership or operation by Parent, its Subsidiaries or the Company of any material portion of the business or assets of Parent, its Subsidiaries or the Company and its Subsidiaries, or to compel Parent, its Subsidiaries or the Company to dispose of, hold separate or license any material portion of the business or assets of Parent, its Subsidiaries or the Company and its Subsidiaries, as a result of the Merger or any of the other transactions contemplated by this Agreement, (iii) seeking to impose limitations on the ability of Parent or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any shares of Capital Stock of the Company, including the right to vote such shares on all matters properly presented to the stockholders of the Company or (iv) seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business or operations of the Company.

    (d)        Consents and Approvals.  Parent shall have received evidence, in form and substance reasonably satisfactory to it, that all consents and approvals of third parties set forth in Section 3.6(a)(ii) of the Disclosure Schedule in connection with the Merger, this Agreement and the other transactions contemplated hereby, have been obtained and are in full force and effect.

    (e)        Appraisal Shares. The time during which a holder of Capital Stock is permitted to demand appraisal rights under the DGCL shall have expired and holders of not more than five percent of the shares of the Company’s Common Stock issued and outstanding immediately prior to the Effective Time, shall have asserted or be seeking to assert their appraisal rights under Section 262 of the DGCL and the Company shall have delivered to Parent a certificate, signed on behalf of the Company by the Chief Executive Officer of the Company, certifying the foregoing and the date on which the Disclosure Statement was first mailed to the holders of the Capital Stock of the Company; provided, however that if no such holders of the shares of the Company Common Stock have asserted or are seeking to assert their appraisal rights under Section 262 of the DGCL, such certificate shall indicate such.

    (f)        Agreements with Sellers. At or prior to the Closing, the agreements listed in Section 3.22 of the Disclosure Schedule and any other Contract between any Seller or Affiliate thereof, on one hand, and the Company, on the other hand (other than (i) any confidentiality, noncompetition and nonsolicitation provisions, or provisions assigning or to assign inventions or other Intellectual Property or waiving to or waive any appraisal rights, contained therein inuring to the Company’s benefit, (ii) the Contracts listed in Section 7.2(f) of the Disclosure Schedule and (iii) any other agreements contemplated by this Agreement to be entered into in connection with this Agreement (including the agreements required by this Agreement to terminate other agreements)), shall have been terminated pursuant to written agreements in form and substance reasonably satisfactory to Parent, and there shall be no obligations or liabilities of the Company with respect thereto.

    (g)        Audited Financial Statements. The audited financial statements delivered in accordance with Section 5.8(a) shall not differ in any material respects from the Financial Statements initially delivered pursuant to Section 3.9(a).

    (h)        Agreement with Company Auditors. Peterson & Co., LLP shall have provided (i) assurances, reasonably satisfactory to Parent, that it will execute and deliver, at such time or times as Parent shall request, its consent to the inclusion or incorporation by reference of its report as independent auditor, with respect to any Financial Statements for which it served as the independent auditor, in any report, registration statement or other filing to be made by AudioCodes within one year of the Closing Date with the Securities and Exchange Commission pursuant to the Securities Act or the Exchange Act in which such Financial Statements and report thereon are required to be included; and (ii) evidence reasonably satisfactory to AudioCodes, of its independence under the Securities Act and the Exchange Act and the rules and regulations thereunder.

(i) Other Documentation. Parent shall have received:

    (i)        from DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, an opinion letter containing specific opinions in substantially the form of Exhibit E (subject to customary qualifications and assumptions), addressed to AudioCodes and Parent and dated as of the Closing Date;

    (ii)        a certificate, issued by the Company pursuant to Treasury Regulation Section 1.897-2(h) (as described in Treasury Regulation Section 1.1445-2(c)(3)), that the Company is not, and within the five year period ending on the Closing Date has not been, a U.S. real property holding corporation, as defined in Section 897 of the Code;

(iii) written resignations, effective as of the Closing, of each director of the Company;

(iv) counterparts of the Escrow Agreement and the Expenses Escrow Agreement executed and delivered by the Sellers’ Representative and the Escrow Agent;

    (v)        a certificate (the “Consideration Certificate”) of the Company, dated the Closing Date and signed by the chief financial officer of the Company, setting forth, with back-up calculations in reasonable detail, the amount of the Closing Merger Consideration to be paid to each holder of Company Common Stock and Preferred Stock, the Option Consideration to be paid to each holder of an Option pursuant to Section 2.2(a) and the Warrant Consideration to be paid to each holder of a Warrant pursuant to Section 2.2(a);

    (vi)        copies of the resolutions adopted by the board of directors of the Company authorizing the execution, delivery and performance of this Agreement and the other transactions contemplated hereby and copies of the Constitutive Documents of the Company, in each case certified by the secretary of the Company as being in effect as of the Closing Date;

    (vii)        a certificate of the Company, dated the Closing Date and signed by the secretary of the Company, certifying as to the incumbency and signatures of the officers executing this Agreement and the other documents delivered by the Company under this Agreement; and

    (viii)        copies of (A) the Constitutive Documents of the Company and each of its Subsidiaries, certified as of a recent date by the Secretary of State of the State of Delaware or such other applicable Governmental Authority where such Subsidiary is organized, (B) good standing certificates or equivalent certificates, dated as of a recent date, of the Company and each of it Subsidiaries from the Secretary of State of the State of Delaware or such other applicable Governmental Authority where such Subsidiary is organized and (C) certificates, dated as of a recent date, of the Company and each of its Subsidiaries from the Secretary of State or other applicable Governmental Entity in the United States, stating that, with respect to each of the Company and its Subsidiaries that is required to qualified as a foreign corporation or entity in such jurisdiction, each such Person is duly qualified and in good standing as a foreign corporation or entity in such jurisdiction.

        Section 7.3. Conditions to the Company’s Obligation.  The obligation of the Company to effect the Merger is subject to the satisfaction (or express written waiver by the Company) on or prior to the Closing Date of the following conditions:

    (a)       Representations and Warranties.  The representations and warranties of AudioCodes, Parent and Merger Sub set forth in this Agreement that are qualified as to materiality (including in the definition of Material Adverse Effect) shall be true and correct, and all other representations and warranties of AudioCodes, Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date. The Company shall have received a certificate, dated the Closing Date and signed on behalf of Parent by an authorized signatory of Parent, confirming the foregoing.

    (b)       Covenants and Agreements.  Parent and Merger Sub shall have performed or complied with in all materialrespects all covenants, agreements and obligations required by this Agreement to be performed or complied with by them on or before the Closing Date. The Company shall have received a certificate, dated the Closing Date and signed on behalf of Parent by an authorized signatory of Parent, confirming the foregoing.

    (c)       No Injunction.  There shall not be pending or threatened by any Governmental Entity any Legal Proceeding (or by any other Person any Legal Proceeding which has a reasonable likelihood of success), challenging or seeking to restrain or prohibit the Merger or any of the other transactions contemplated by this Agreement.

    (d)       Governmental Consents and Approvals.  The Company shall have received evidence, in form and substance reasonably satisfactory to it, that all consents of Governmental Entities required in connection with the Merger, this Agreement and the other transactions contemplated hereby, have been obtained and are in full force and effect.

    (e)       Escrow Agreements. The Company and the Seller’s Representative shall have received counterparts of the Escrow Agreement executed and delivered by Parent and the Escrow Agent and the Expenses Escrow Agreement executed and delivered by the Escrow Agent.

ARTICLE 8
INDEMNIFICATION

        Section 8.1. Indemnification of Parent.  From and after the Closing, each of AudioCodes, Parent and their Affiliates (including, from and after the Closing, the Surviving Corporation) (each, a “Parent Indemnified Party”) shall be entitled to be indemnified and held harmless from the Escrow Fund (as defined in the Escrow Agreement, the “Escrow Fund”) against any and all Losses suffered or incurred by such Parent Indemnified Party, arising from, relating to or otherwise in connection with:

    (a)       any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of the Company contained in this Agreement or in any of the certificates furnished by the Company pursuant to this Agreement;

(b) any breach or failure to perform any covenant or agreement of the Company contained in this Agreement;

    (c)       any failure of any Selling Stockholder to have good, valid and marketable title, free and clear of all Liens, to the Capital Stock of the Company issued in the name of such Selling Stockholder and issued and outstanding immediately prior to the Effective Time;

    (d)       any claim by a stockholder or former stockholder of the Company, or by any other Person, seeking to assert, or based upon: (i) ownership or rights to ownership of any shares of stock of the Company; (ii) any right of a stockholder of the Company (other than the right to receive the Closing Merger Consideration), including any option, preemptive right or right to notice or to vote; (iii) any right under the Certificate of Incorporation or By-laws of the Company; or (iv) any claim that its shares were wrongfully repurchased by the Company;

    (e)       the following payments: (i) the excess of the sum of (A) the Banking Fees and Excess Employee Severance Costs over (B) $1,400,000; and (ii) the amount of any Excess Bonus Costs; provided, that no indemnification shall be available to the extent such excess or amount, or any portion thereof, has previously resulted in a reduction of the Purchase Price;

    (f)       any Losses incurred by the Company or any of its Subsidiaries, other than the Subsidiary referenced in Section 3.16(iv) of the Disclosure Schedule, in excess of $200,000, resulting from or relating to the legal proceedings described in Section 3.16(iv) of the Disclosure Schedule;

(g) any Losses incurred by the Company or any of its Subsidiaries, in excess of $200,000, resulting from or relating to the matter referenced in Section 3.16(iii) of the Disclosure Schedule;

(h) any Losses incurred by the Company or any of its Subsidiaries resulting from or relating to the matter referenced in Section 3.16(i) of the Disclosure Schedule;

(i) any Losses incurred by the Company or any of its Subsidiaries resulting from or relating to the claims referenced in Section 3.16(ii) of the Disclosure Schedule; and

(j) any Losses incurred by the Company or any of its Subsidiaries resulting from or relating to the matter referenced in Section 3.16(vi) of the Disclosure Schedule;

provided, however, that no Parent Indemnified Party shall be entitled to be indemnified pursuant to clauses (a), (c) and (d) above unless the aggregate of all Losses for which Parent Indemnified Parties would, but for this proviso, be liable exceeds on a cumulative basis $450,000 (the “Seller Indemnity Threshold”), at which point each Parent Indemnified Party shall be entitled to be indemnified for the aggregate Losses and not just amounts in excess of the Seller Indemnity Threshold (except that the foregoing proviso shall not apply to any breach of the representations and warranties set forth in Sections 3.17 and 3.24, the Consideration Certificate or to any act of fraud). Other than the involvement of the Sellers’ Representative pursuant to the Escrow Agreement, the consent of any particular Seller shall not be required in order for Parent to be indemnified under this Article 8.

        Section 8.2. Indemnification of Seller Indemnified Parties.   From and after the Closing, AudioCodes and Parent shall indemnify the Sellers and their Affiliates (each a “Seller Indemnified Party”) against and hold each Seller Indemnified Party harmless from any and all Losses suffered or incurred by any such Seller Indemnified Party arising from, relating to or otherwise in connection with:

    (a)       any breach, as of the date of this Agreement or as of the Closing Date, of any representation or warranty of AudioCodes, Parent or Merger Sub contained in this Agreement or in the certificate furnished by Parent pursuant to this Agreement; or

(b) any failure to perform any covenant or agreement of AudioCodes, Parent or Merger Sub contained in this Agreement;

provided, however, that AudioCodes and Parent’s collective liability under this Section 8.2 shall be limited to an amount equal to the initial Escrow Amount, provided, further, that the affirmative payment obligations of AudioCodes and Parent specifically set forth in this Agreement shall not be subject to, or counted against, the foregoing limitation of liability.

        Section 8.3. Indemnification Claims.

    (a)        In order for an Indemnified Party to be entitled to any indemnification provided for under Section 8.1 or 8.2 in respect of, arising out of or involving a Third Party Claim, such Indemnified Party must notify the Indemnifying Party in writing of the Third Party Claim (including in such notice a brief description of the applicable claim(s), including damages sought or estimated, to the extent actually known by Parent) within 20 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided under Section 8.1 or 8.2 except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents received by the Indemnified Party relating to the Third Party Claim. The Indemnifying Party shall conduct and control the defense of such Third Party Claim and the Indemnified Party shall be entitled to participate in the defense or settlement of such matter at its expense (including any fees for separate counsel); provided that the Indemnified Party shall not be entitled to be indemnified or held harmless under Section 8.1 or 8.2 for such Third Party Claim if it shall settle such Third Party Claim without the prior written consent of the Indemnifying Party, unless the Indemnified Party has sought such consent and such consent has been unreasonably withheld or delayed, it being agreed that the Indemnifying Party shall not unreasonably withhold or delay such consent. If the Indemnifying Party fails to assume the defense of any such Third Party Claim within ten (10) Business Days of notice to the Indemnifying Party of such Third Party Claim, the Indemnified Party may defend against such Third Party Claim in any manner it reasonably may deem appropriate. The Indemnifying Party shall not consent to the entry of any judgment or settle any such Third Party Claim (i) without the written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed) if any relief, other than the payment of money damages, would be granted by such settlement or if the Indemnified Party would be liable to the third party for the amount of such settlement, and (ii) unless the Indemnified Party is granted a full release of claims.

    (b)        In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement other than in respect of, arising out of or involving a Third Party Claim, such Indemnified Party shall deliver notice of such claim with reasonable promptness to the Indemnifying Party (including in such notice a brief description of the applicable claim(s), including damages sought or estimated, to the extent actually known by Parent); provided, however, that failure to give such notification shall not affect the indemnification provided under Section 8.1 or 8.2 except to the extent the Indemnifying Party has been actually prejudiced as a result of such failure. If the Indemnifying Party does not notify the Indemnified Party within 20 Business Days following its receipt of such notice that the Indemnifying Party disputes the indemnity claimed by the Indemnified Party under Section 8.1 or 8.2, such indemnity claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability to be indemnified under Section 8.1 or 8.2 and the Indemnified Party shall be indemnified for the amount of the Losses stated in such notice to the Indemnified Party on demand or, in the case of any notice in which the Losses (or any portion thereof) are estimated, on such later date when the amount of such Losses (or such portion thereof) becomes finally determined.

    (c)        Except with respect to fraud, from and after the Closing, the Escrow Agreement shall be the sole and exclusive means by which AudioCodes and Parent may collect any Losses for which it is entitled to indemnification under this Agreement. Notwithstanding the foregoing, nothing in this Article 8 shall limit Parent’s or AudioCodes’s recourse against any Seller pursuant to the terms of any document to which such Seller is a party, such as a Letter of Transmittal.

    (d)        With respect to any claim for indemnification pursuant to Section 8.1, references in this Agreement to the “Indemnifying Party” with respect to any right to give or receive notice or consent shall be deemed to refer to the Sellers’ Representative. Should the Sellers’ Representative resign or be unable to serve, a new Sellers’ Representative will be selected jointly by a vote of Sellers who, at Closing, held at least a majority of the Common Stock (on an as-converted basis), whose appointment shall be effective upon execution by such successor of a joinder agreement providing for such successor to become a party to the Escrow Agreement as the Sellers’ Representative, in which case such successor shall for all purposes of this Agreement and the Escrow Agreement be the Sellers’ Representative (and the prior acts taken by the succeeded Sellers’ Representative shall remain valid for purposes of this Agreement and the Escrow Agreement).

        Section 8.4. Termination of Indemnification. All representations, warranties and covenants that are covered by the indemnification agreements in this Article 8 shall survive the Closing solely for purposes of this Article 8 and shall expire, and the right to be indemnified and held harmless shall terminate, on the date one year following the Closing Date (the “Expiration Date”); provided, however, that in accordance with the terms of the Escrow Agreement, such obligations to indemnify and hold harmless shall not terminate with respect to any Losses as to which the Indemnified Party shall have, on or prior to such date, previously made a claim by delivering a notice of such claim to the Indemnifying Party. The Expenses Escrow Fund shall terminate upon the Expiration Date; provided, however, that a portion of the Expenses Escrow Fund (the “Required Portion”) that, in the reasonable judgment of the Sellers’ Representative is necessary to remain available in order to fulfill the purposes of the Expenses Escrow Fund shall remain in the Expenses Escrow Fund. If there is any cash in the Expenses Escrow Fund in excess of the Required Portion on the Expiration Date, the Escrow Agent shall promptly release from escrow to the holders of Company Capital Stock their pro rata share of the Expenses Escrow Fund less the Required Portion, if any. Any funds remaining from the Required Portion at such time as the Sellers’ Representative determines that such funds are no longer necessary shall be released to the holders of Company Capital Stock according to their pro rata share of such funds promptly after such determination.

        Section 8.5. No Right of Contribution. No Seller shall have any right of contribution against the Company or the Surviving Corporation with respect to any breach by the Company of any of its representations, warranties, covenants or agreements.

ARTICLE 9
TERMINATION

        Section 9.1. Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time whether before or after receipt of the Stockholder Approval:

(a) by mutual written consent of AudioCodes, Parent, Merger Sub and the Company;

(b) by either Parent or the Company:

    (i)       if the Merger is not consummated on or before October 31, 2006 (the “Outside Date”), unless the failure to consummate the Merger is the result of a material breach of this Agreement by the Party seeking to terminate this Agreement;

    (ii)       if any Governmental Entity issues an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

    (iii)       if any condition to the obligation of such Party to consummate the Merger set forth in Section 7.2 (in the case of Parent) or 7.3 (in the case of the Company) becomes incapable of satisfaction prior to the Outside Date;

    (c)       by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2(a) and (ii) cannot be or has not been cured within ten (10) Business Days after the giving of written notice to the Company of such breach;

    (d)       by the Company, if AudioCodes or Parent breaches or fails to perform in any material respect of any of their respective representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) cannot be or has not been cured within ten (10) Business Days after the giving of written notice to Parent or AudioCodes of such breach; or

    (e)       by Parent if, within one hour after of the execution and delivery of this Agreement, the holders of Capital Stock of the Company set forth in Section 9.1(e) of the Disclosure Schedule shall not have executed and delivered the written consent of stockholders and notice to the Company attached as Exhibit F hereto (the “Written Consent”), duly adopting the resolutions contained therein, or the Stockholder Approval shall not have been duly obtained.

        Section 9.2. Effect of Termination. If this Agreement is terminated and the Merger and the other transactions contemplated hereby are abandoned as described in this Article 9, this Agreement shall forthwith become void and of no further force or effect, except for the provisions of Sections 6.2, 6.4 and this Section 9.2; provided that nothing in this Section 9.2 shall be deemed to release any Party from any liability for any breach by such Party of the terms and provisions of this Agreement.

ARTICLE 10
GENERAL PROVISIONS

        Section 10.1. Notices.  All notices, requests, claims, demands, waivers and other communications under this Agreement shall be in writing and shall be by email, in the case of AudioCodes, and, in addition, shall be by facsimile, courier services or personal delivery to all parties, including AudioCodes, to the following addresses, or to such other addresses as shall be designated from time to time by a Party in accordance with this Section 10.1:

    (a)        if to AudioCodes

AudioCodes Ltd. 1 Hayarden Street, Airport City Lod, 70151 P.O. Box 255, Ben Gurion Airport , Israel 70100 Attention: Itamar Rosen Facsimile No.: 972-3-976-4040 e-mail: notices@audiocodes.com with a copy to: Covington & Burling 1330 Avenue of the Americas New York, New York 10019 Attention: Ellen Corenswet Facsimile No.: (212) 841-1010

    (b)        if to Parent or Merger Sub:

AudioCodes Ltd. 1 Hayarden Street, Airport City Lod, 70151 P.O. Box 255, Ben Gurion Airport , Israel 70100 Attention: Itamar Rosen Facsimile No.: 972-3-976-4040

and

AudioCodes, Inc. 2099 Gateway Place, Suite 500 San Jose, California 95110 Attention: Chief Financial Officer Facsimile No: (408) 451-9520

with a copy to: Covington & Burling 1330 Avenue of the Americas New York, New York 10019 Attention: Ellen Corenswet Facsimile No.: (212) 841-1010

    (c)        if to the Company:

Nuera Communications, Inc. 10445 Pacific Center Court San Diego, CA 92121-1761 Attention: President and Chief Executive Officer Facsimile No.: (858) 624-2422

with a copy prior to the Closing to: DLA Piper Rudnick Gray Cary US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121 Attention: Jim Cartoni Facsimile No.: (858) 677-1401

and with copies after the Closing to:

AudioCodes Ltd. 1 Hayarden Street, Airport City Lod, 70151 P.O. Box 255, Ben Gurion Airport, Israel 70100 Attention: Itamar Rosen Facsimile No.: 972-3-976-4040

AudioCodes, Inc. 2099 Gateway Place, Suite 500 San Jose, California 95110 Attention: Chief Financial Officer Facsimile No: (408) 451-9520

and

Covington & Burling 1330 Avenue of the Americas New York, New York 10019 Attention: Ellen Corenswet Facsimile No.: (212) 841-1010

    (d)        if to the Sellers’ Representative to:

Robert Wadsworth c/o HarbourVest Partners LLC 1 Financial Center Boston, MA 02111 Facsimile No.: (617) 348-3715

with a copy to: Debevoise & Plimpton 919 Third Avenue New York, NY 10022 Attention: David J. Schwartz Facsimile No.: (212) 909-6836

All notices and communications under this Agreement shall be deemed to have been duly given (w) when delivered by hand, if personally delivered, (x) one Business Day after when delivered to a courier, if delivered by commercial one-day overnight courier service, (y) when sent, if sent by facsimile, with an acknowledgment of sending being produced by the sending facsimile machine or (z) upon confirmation by telephone or an email response from the recipient, in the case of email.

        Section 10.2. Definitions. The following capitalized terms have the following meanings:

        “Affiliate” means, with respect to any Person, a Person who is an “affiliate” of such first Person within the meaning of Rule 405 under the Securities Act of 1933.

        “Banking Fees” means, the fees and expenses of Goldman Sachs & Co., financial advisor to the Company, incurred in connection with the negotiation, entering into and consummation of this Agreement, the other Transaction Agreements, the Merger and the other transactions contemplated hereby and thereby.

        “Benefit Agreement” means any employment, deferred compensation, severance, termination, retention, change in control, employee benefit, loan, indemnification, stock repurchase, consulting or similar agreement between the Company or any of its Subsidiaries and any Company Personnel, or any agreement between the Company or any of its Subsidiaries and any Company Personnel, the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its Subsidiaries of the nature contemplated by this Agreement.

        “Benefit Plan” means any Pension Plan or any bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock repurchase rights, stock option (including the Company Stock Plans), phantom stock, performance, retirement, vacation, severance or termination, disability, death benefit, employment, supplemental unemployment benefit, consulting, independent contractor, director, retention, hospitalization, fringe benefit, medical, dental, vision, accident or other plan, program, policy, arrangement or Contract (whether or not subject to the Laws of the United States or of another jurisdiction) established, maintained, contributed to or required to be established, maintained or contributed to by the Company or any ERISA Affiliate, in each case, providing benefits to any Company Personnel (or to any other person for the benefit of any Company Personnel, such as a beneficiary, alternate payee, or a dependent thereof), and in each case whether written or oral, informal or formal, subject to ERISA or not. The term “Benefit Plan” shall also include any plan, program, policy, arrangement or Contract with respect to which the Company or any ERISA Affiliate may have liability (including potential, secondary or contingent liability) under Title IV of ERISA or otherwise to any Person being and including any liability by reason of any Person’s being or having been an ERISA Affiliate.

        “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banking institutions located in New York City or Tel Aviv, Israel are permitted or required by Law, executive order or decree of a Governmental Entity to remain closed.

        “Capital Stock” means any capital stock or share capital of, other voting securities of, other equity interest in, or right to receive profits, losses or distributions of, any Person.

        “Closing Common Merger Consideration” means, with respect to each share of Company Common Stock, an amount equal the Common Merger Consideration multiplied by the Closing Percentage.

        “Closing Percentage” means one minus a fraction equal to (i) $8,500,000 over (ii) the Purchase Price (excluding any amounts that increase the Purchase Price pursuant to clause (ii) of such definition).

        “Closing Preferred Merger Consideration” means, with respect to each share of Company Preferred Stock, an amount equal to the Preferred Merger Consideration multiplied by the Closing Percentage.

        “Common Merger Consideration” means the quotient of:

    (i)        (A) the Purchase Price minus (B) the aggregate of the Preference Amounts for all shares of Preferred Stock outstanding immediately prior to the Effective Time and all shares of Preferred Stock subject to Warrants cancelled pursuant to Section 2.2(a), divided by

    (ii)        the sum of (A) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time plus (B) the number of shares of Company Common Stock subject to Options and Warrants cancelled pursuant to Section 2.2(a) (including, for Warrants exercisable for shares of Preferred Stock, the number of shares of Common Stock into which such shares are convertible immediately prior to the Effective Time) plus (C) the number of shares of Company Common Stock into which the issued and outstanding shares of Preferred Stock are convertible immediately prior to the Effective Time.

        “Company Knowledge Persons” means William Ingram, Michael Rinehart, Stephen Morley, Harprit Chhatwal and Mike Creamer.

        “Constitutive Documents” means (i) with respect to a Person that is a corporation, such Person’s certificate or articles of incorporation and by-laws, (ii) with respect to a Person that is a limited liability company, such Person’s certificate of formation and operating or limited liability company agreement, (iii) with respect to a Person that is a partnership, such Person’s partnership agreement, (iv) with respect to a Person that is a trust, such Person’s trust instrument or agreement, and (v) with respect to a Person that is a legal entity (including one of the type described in clauses (i) through (iv)), any constitutive document of such entity or other document or Contract analogous to those described in clauses (i) through this clause (v).

        “Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, agreement, instrument, obligation, undertaking, license, permit, concession, franchise or legally binding arrangement or understanding, whether written or oral.

        “Disclosure Schedule” means a schedule of exceptions to the representations and warranties of the Company set forth in Article 3 and other items as set forth herein, delivered contemporaneously with this Agreement.

        “Earn Out Period” means the one-year period commencing on first day of the first calendar month following the Closing Date.

        “Earn Out Per Share Amount” means the amount determined by dividing (i) the Earn Out Amount; by (ii) the aggregate number of Earn Out Shares.

        “Earn Out Shares” means (A) the shares of Company Common Stock outstanding immediately prior to the Effective Time, (B) the shares of Company Common Stock into which an issued and outstanding share of Preferred Stock is convertible immediately prior to the Effective Time, (C) the shares of Company Common Stock subject to Options cancelled pursuant to Section 2.2(a), and (D) the shares of Company Common Stock or Company Preferred Stock (on an as-converted basis), as applicable, subject to Warrants cancelled pursuant to Section 2.2(a).

        “Environmental Law” means any applicable Law (including but not limited to principles of common law) and binding administrative or judicial interpretations thereof relating to (i) the protection of the environment (including indoor and outdoor air, water vapor, surface water, groundwater, wetlands, drinking water supply, surface or subsurface land), natural resources and human health and safety as it relates to exposure to Hazardous Materials; (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, presence, or the release or threatened release of, Hazardous Materials; (iii) the collection, recovery and recycling of waste resulting from marketed products and their packaging; and (iv) the environmental design, energy efficiency requirements or chemical composition of marketed products and their packaging.

        “Environmental Liability” means any and all Losses relating to the Company or any its Subsidiaries, their respective businesses, operations, assets, facilities, property (including, without limitation, owned property and Leased Property) or marketed products, arising from or relating to: (i) failure to comply with any requirement of an Environmental Law; (ii) failure to obtain, maintain in effect or comply with any required Environmental Permit; (iii) actual or alleged obligation to undertake environmental investigation, risk assessment, monitoring, remediation or restoration; or (iv) harm or injury, actual or alleged, to any real property, to any Person, to public health, or to any natural resource as relating to Hazardous Materials.

        “Environmental Permits” means all permits, licenses, certificates, approvals or authorizations held by the Company or any of its businesses or operations pursuant to an Environmental Law.

        “Excess Bonus Costs” means the excess of (i) the aggregate amount of any bonuses, other than the retention bonuses referred to in Section 5.8(c), paid or committed to be paid to any employees of the Company on or before the Closing Date over (ii) $40,000.

        “Excess Employee Severance Costs” means the excess of (i) with respect to all Terminated Employees other than persons at the level of Vice President or above, (A) the aggregate amount of cash paid or payable, and the value of any benefits provided, to such Terminated Employees (excluding base salary, bonuses, commissions and other amounts payable with respect to their employment through and including their last day of actual employment), over (B) the aggregate amount of the cash that would be paid to such Terminated Employees if such Terminated Employees received two weeks of base salary for every year of service to the Company, up to a maximum of eight weeks of base salary, and received no other benefits (including without limitation COBRA payments), and (ii) with respect to all Terminated Employees who are, at the time of termination, at the level of Vice President or above, (A) the aggregate amount of cash paid or payable, and the value of any benefits provided, to such Terminated Employees (excluding base salary, bonuses, commissions and other amounts payable with respect to their employment through and including their last day of actual employment), over (B) the cash that would be paid to such Terminated Employees if such Terminated Employees received 12 weeks of base salary and received no benefits other than COBRA payments for such 12-week period.

        “Governmental Entity” means any nation, state, province, county, city or political subdivision and any official, agency, arbitrator, authority, court, department, commission, board, bureau, instrumentality or other governmental or regulatory authority of any thereof, whether domestic or foreign.

        “Hazardous Materials” means any and all materials (including without limitation substances, chemicals, compounds, mixtures, products or byproducts, biologic agents, living or genetically modified materials, wastes, pollutants and contaminants) that are (i) listed, characterized or regulated pursuant to applicable Environmental Law; (ii) identified or classified as “hazardous,” “toxic,” “dangerous,” “pollutant,” “contaminant,” “explosive,” “corrosive,” “flammable,” “radioactive,” “reactive” or “special waste”; (iii) capable of causing harm or injury to human health, natural resources or the environment; or (iv) oils, petroleum, petroleum products, wastes or byproducts, asbestos or asbestos containing materials, lead-based paint, polychlorinated biphenyls, urea formaldehyde, explosives, bacteria or fungi.

        “Indebtedness” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money, with respect to deposits or advances of any kind or for the deferred purchase price of property or services (other than current trade liabilities incurred in the Ordinary Course of Business and payable in accordance with customary practices and not more than 90 days past due), (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (v) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (vi) all guarantees by such Person of Indebtedness of others, (vii) all capital lease obligations of such Person, (viii) all obligations of such Person in respect of interest rate protection agreements, foreign currency exchange agreements, caps or collar agreements or other interest or exchange rate hedging arrangements either generally or under specific contingencies, (ix) all obligations of such Person as an account party in respect of letters of credit and banker’s acceptances, (x) all obligations of such Person consisting of overdrafts (e.g., cash float reflected as a negative on the cash line) and (xi) all obligations of such Person pursuant to any deferred compensation agreements.

        “Indemnified Party” means either a Parent Indemnified Party or a Seller Indemnified Party.

        “Indemnifying Party” means (i) with respect to a claim for indemnification pursuant to Section 8.1, Sellers, in accordance with the Escrow Agreement, and (ii) with respect to a claim for indemnification pursuant to Section 8.2, Parent.

        “Intellectual Property” of any Person means all intellectual property rights or any kind, including intellectual property rights arising from or in respect of the following, whether protected, created or arising under any Law, including: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”); (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (collectively, “Marks”); (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”); (iv) discoveries, trade secrets, concepts, ideas, research and development, know-how, formulae, algorithms, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, methods, programs, subroutines, tools, materials, processes, inventions (whether patentable or unpatentable and whether or not reduce to practice), apparatus, creations, improvements, works of authorship and other similar materials, all recordings, graphs, designs, drawings, reports, analyses, and other writings, specifications, databases and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals and other tangible embodiments of the foregoing, in any form whether or note specifically listed herein, and all related technology; and (v) all Software.

        “Knowledge” and “knowledge”, with respect to the Company, means the Company will have knowledge of a particular fact or other matter if any of the Company Knowledge Persons are actually aware of a particular fact or matter or if exercising reasonable care such persons would be expected to discover or become aware of that fact or matter in the course of carrying out their employment duties and responsibilities at the Company.

        “Losses” means any debts, obligations and other liabilities (whether known or unknown, absolute or contingent, liquidated or unliquidated, due or to become due, accrued or not accrued, asserted or unasserted or otherwise), losses, claims, damages, Taxes, diminutions in value, interest obligations, deficiencies, Judgments, assessments, fines, fees, penalties and expenses (including amounts paid in settlement, interest, court costs, fees and expenses of attorneys, accountants, financial advisors, consultants, investigators and other experts and other expenses of litigation).

        “Material Adverse Effect” means any change, circumstance, development, state of facts, event or effect (i) that has had or could reasonably be expected to have a material adverse change or effect (taken alone or in the aggregate with any other adverse change or effect) in or with respect to the business, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) that could reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Merger or the other transactions contemplated by this Agreement; provided that a Material Adverse Effect shall not include any effect attributable to general economic conditions or general changes in the industry in which the Company is engaged so long as the Company and its Subsidiaries as a whole are not disproportionately affected.

        “Merger Consideration” means (i) with respect to the Company Common Stock, the Common Merger Consideration and (ii) with respect to the Preferred Stock, the Preferred Merger Consideration.

        “Net Product Sales” shall be defined as the net amounts actually received by the Company and its Subsidiaries from sales, made during the Earn Out Period, of the specified products set forth on Schedule 2.3 (together with certain maintenance and service fees related thereto as specified on Schedule 2.3) to the specified customers set forth on Schedule 2.3 and such other customers as Parent may determine in it sole and absolute discretion, after products are shipped and unreserved payment is received by the Company for the product price, less payments for shipping charges, letter of credit and banking charges, insurance, sales and withholding or other similar taxes (but not income taxes), payment of third party commissions, product returns, refunds or credits; provided, that, only amounts received from such sales on or before sixty (60) days after the end of the Earn Out Period shall constitute Net Product Sales; and provided, further, that no amounts received shall constitute Net Product Sales if a claim against the Company or a Subsidiary is outstanding concerning such sale. Notwithstanding the foregoing, if net amounts would constitute Net Product Sales but for the fact that such amounts are not received during the 60 days following the end of the Earn Out Period, then, solely for purposes of calculating the Earn Out Amount following the end of the Earn Out Period (and not at any earlier date specified in Section 2.3(b) of this Agreement), any such net amounts that are payable to the Company under one or more purchase orders from the customers designated as “Special Customers” on Schedule 2.3 only when and if the products subject to such purchase orders are “accepted” by such customers (such amounts to be referred to as “Retained Amounts”) shall also constitute Net Product Sales; provided, that, no portion of a Retained Amount that exceeds 10% of the net amount payable for the product for which the Retained Amount has been withheld shall be included in Net Product Sales. Revenue recognition of product sales by the Company and its Subsidiaries, for purposes of determining Net Product Sales, shall be in accordance with the Parent’s revenue recognition policy, GAAP and the applicable rules of the Securities and Exchange Commission.

        “Option” means an option to purchase or acquire shares of Common Stock of the Company held by an employee, director or consultant of the Company under a Company Stock Plan.

        “Permitted Liens” means the following, to the extent not securing Indebtedness: (i) statutory Liens for Taxes not yet due or payable; (ii) Liens for assessments and other governmental charges or Liens of landlords, carriers, warehousemen, mechanics and repairmen incurred in the Ordinary Course of Business, in each case for sums not yet due and payable or due but not delinquent or being contested in good faith by appropriate proceedings; and (iii) Liens incurred in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security.

        “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity or any Governmental Entity.

        “Preference Amount” means, for each share of Series A Preferred, the “Series A Preference Liquidation Amount” for such share as defined in Section V.2(a) of the Company’s Tenth Amended and Restated Certificate of Incorporation as filed with the Delaware Secretary of State on April 9, 2003.

        “Preferred Merger Consideration” means, (i) for each share of Preferred Stock, the sum of the Preference Amount for such share of Preferred Stock and the Common Merger Consideration for the Company Common Stock into which such share of Preferred Stock is convertible at the Closing and (ii) for each share of Preferred Stock into which the Warrants cancelled pursuant to Section 2.2(a) are convertible, the sum of the Preference Amount for such share and the Common Merger Consideration into which such share is convertible at the Closing.

        “Purchase Price” means an amount equal to (i) $85,000,000, plus (ii) the aggregate exercise prices of the Options and Warrants outstanding immediately prior to the Effective Time which are cancelled pursuant to Section 2.2(a), minus (iii) the amount by which the sum of the Banking Fees and Excess Severance Costs as of the Closing Date exceeds $1,400,000, minus (iv) any outstanding Indebtedness, minus (v) an amount equal to 50% of the initial fee paid by Parent in accordance with Section 6.4(c), minus (vi) any Excess Bonus Costs; provided, that in no event shall clause (ii) of this definition be deemed to imply that the aggregate Merger Consideration, aggregate Option Consideration and aggregate Warrant Consideration may exceed $85,000,000 plus the Earn Out Amount, if any, and in no event shall such clause (ii) be deemed to imply that the holders of Options or Warrants shall be required to exercise their Options or Warrants for cash prior to the Effective Time, it being understood that such clause is included in this definition only for purposes of calculating the applicable consideration due to holders of Capital Stock, Options and Warrants.

        “Representatives” means, with respect to a Person, such Person’s legal, financial, internal and independent accounting and other advisors and representatives.

        “Restricted Stock” means any Capital Stock of the Company that is subject to a right of repurchase or redemption by the Company, subject to forfeiture back to the Company or subject to transfer or lock-up restrictions.

        “Sellers” means the holders of Capital Stock of the Company and the holders of Options and Warrants, in each case as of immediately prior to the Effective Time, other than the Company itself in any case.

        “Selling Stockholders” means the holders of the Capital Stock of the Company.

        “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (iv) documentation including user manuals and other training documentation related to any of the foregoing.

        “Subsidiary” means, with respect to any Person, another Person (i) an amount of the voting securities, other voting ownership or voting partnership interests, of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person or (ii) of which such first Person is a general partner.

        “Tax” means: (i) any United States federal, state, local and foreign income, profits, franchise, license, capital, transfer, ad valorem, wage, severance, occupation, import, custom, gross receipts, payroll, sales, employment, use, stamp, alternative or add-on minimum, environmental, withholding and any other tax, duty, assessment or governmental tax charge of any kind whatsoever, imposed or required to be withheld by any taxing authority; (ii) any interest, additions to tax, or penalties applicable or related thereto; and (iii) any amount described in clause (i) or (ii) for which a Person is liable as a successor or transferee, or by Contract, indemnity or otherwise.

        “Tax Return” means any return, declaration, report, claim for refund, or information return or statement or other form relating to Taxes filed or required to be filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

        “Terminated Employees” means the individuals whose employment is terminated by the Company or any Subsidiary during the sixty (60) day period following the Closing Date.

        “Third Party Claim” means any Legal Proceeding, claim or demand by a Person other than a Person from which indemnification may be sought under Article 8.

        “Transaction Agreements” means, collectively, this Agreement, the Escrow Agreement and the Expenses Escrow Agreement.

        “Warrant” means a warrant, option or other right to purchase or acquire Capital Stock of the Company other than the Options.

        Section 10.3. Descriptive Headings; Certain Interpretations. The table of contents and headings contained in this Agreement are for reference purposes only and shall not control or affect the meaning or construction of this Agreement. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (i) “or” is not exclusive and “include”, “includes” and “including” are not limiting; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date of this Agreement; (iv) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (vii) references to a Person are also to its permitted successors and assigns; (viii) references to an “Article”, “Section”, “Subsection”, “Exhibit” or “Schedule” refer to an Article of, a Section or Subsection of, or an Exhibit or Schedule to, this Agreement; (ix) words importing the masculine gender include the feminine or neuter and, in each case, vice versa; and (x) references to a Law include any amendment or modification to such Law and any rules or regulations issued thereunder, whether such amendment or modification is made, or issuance of such rules or regulations occurs, before or after the date of this Agreement.

        Section 10.4. Sellers' Representative.

    (a)        The Company designates Robert Wadsworth as the representative of Sellers and any other person who is or becomes, through the Effective Time, a holder of Capital Stock of the Company or a holder of Options (such person, the “Sellers’ Representative”). The Seller’s Representative hereby accepts its appointment as of the date hereof. From and after the date hereof, the Sellers’ Representative shall serve as the sole representative of such Persons with respect to this Agreement, the Escrow Agreement and the transactions contemplated hereby and thereby.

    (b)        The Sellers’ Representative shall not be liable for any act done or omitted hereunder as Sellers’ Representative while acting in good faith and in the exercise of reasonable judgment and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Selling Stockholders shall severally indemnify and hold the Sellers’ Representative harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Sellers’ Representative and arising out of or in connection with the acceptance or administration of his duties hereunder.

    (c)        The Sellers’ Representative shall serve in such capacity without compensation except that the Sellers’ Representative will be entitled to reimbursement for certain expenses as set forth in the Expenses Escrow Agreement. Notwithstanding anything to the contrary contained in this Agreement, Sellers’ Representative shall have no duties or responsibilities except those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Seller shall otherwise exist against Sellers’ Representative. Following Parent’s payment to the Sellers’ Representative of any amount pursuant to this Agreement or the Escrow Agreement, Parent shall have no liability to any Seller for any such amount, including for the Sellers’ Representative’s failure to distribute such amount to Sellers in accordance with their individual arrangements with the Sellers’ Representative, and each Seller’s sole remedy shall be against the Sellers’ Representative and not against AudioCodes or Parent. The Sellers’ Representative shall have reasonable access to information about the Company and the Surviving Corporation and the reasonable assistance of the Company’s and Surviving Corporation’s officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Sellers’ Representative shall treat confidentially and not disclose any nonpublic information from or about the Company or the Surviving Corporation to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

        Section 10.5. Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to AudioCodes or to any Subsidiary of AudioCodes, but no such assignment shall relieve Merger Sub of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

        Section 10.6. Specific Enforcement.  The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at Law, in equity or otherwise.

        Section 10.7. Waiver and Amendment.

    (a)        At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the proviso of Section 10.7(b), waive compliance with any of the agreements or conditions contained in this Agreement. No failure or delay on the part of any Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any Party at Law, in equity or otherwise.

    (b)        Except as otherwise specifically set forth in this Agreement, this Agreement may be amended by the Parties at any time; provided, however, that there shall be made no amendment that by Law requires further approval by stockholders of either Party, without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

    (c)        Except as otherwise specifically set forth in this Agreement, any amendment, supplement or modification of or to any provision of this Agreement and any waiver of any provision of this Agreement shall be effective (i) only if it is made or given in writing and signed by Parent and the Company or, in the case of a waiver, by the party granting the waiver and (ii) only in the specific instance and for the specific purpose for which made or given.

        Section 10.8. Entire Agreement.  The Transaction Agreements and the Confidentiality Agreement contain the entire agreement and understanding between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both written and oral, with respect to the transactions contemplated thereby. The Confidentiality Agreement shall survive any termination of this Agreement.

        Section 10.9. No Third-Party Beneficiaries.  Except for the Persons receiving the benefit of indemnification and additional insurance coverage under Section 5.12, this Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing herein express or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights or remedies.

        Section 10.10. Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

        Section 10.11. Governing Law; Jurisdiction; Venue; Service Of Process; Waiver of Jury Trial.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except matters mandatorily governed by the DGCL shall be so governed. Each Party irrevocably submits to the exclusive jurisdiction of (a) the Supreme Court of the State of New York, New York County and (b) the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of this Agreement, any of the other Transaction Agreements or any transaction contemplated hereby and thereby. Each Party agrees to commence any action, suit or proceeding relating hereto in the United States District Court for the Southern District of New York or if such suit, action or other proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each Party further agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth above shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 10.11. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, the other Transaction Agreements and the transactions contemplated hereby or thereby in (i) the Supreme Court of the State of New York, New York County or (ii) the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives, and shall not assert by way of motion, defense, or otherwise, in any such Legal Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Legal Proceeding is brought in an inconvenient forum, that the venue of the Legal Proceeding is improper, or that this Agreement or any other Transaction Agreement or the Merger may not be enforced in or by any of the above-named courts. Each Party irrevocably and unconditionally waives any right to trial by jury with respect to any Legal Proceeding relating to or arising out of this Agreement or any other Transaction Agreement or any of the transactions contemplated hereby or thereby.

        Section 10.12. Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        Section 10.13. Currency. All references to “dollars” or “$” shall refer to the lawful currency of the United States and all calculations of amounts herein shall be determined in dollars unless otherwise provided herein.

        Section 10.14. Transaction Costs. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the transactions contemplated hereby.

        IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first written above.

AUDIOCODES LTD. By: /s/ Shabtai Adlersberg —————————————— Shabtai Adlersberg Chairman of the Board, President and CEO

AUDIOCODES, INC. By: /s/ Shabtai Adlersberg —————————————— Shabtai Adlersberg Director

GREEN ACQUISITION CORP. By: /s/ Shabtai Adlersberg —————————————— Shabtai Adlersberg Director

NUERA COMMUNICATIONS, INC. By: /s/ William Ingram —————————————— William Ingram President and Chief Executive Officer

SELLERS' REPRESENTATIVE* By: /s/ Robert Wadsworth —————————————— Robert Wadsworth M.D. HarbourVest Partners

* For purposes of Section 10.4 of this Agreement only.

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